UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 22, 2023

XYLEM INC.

(Exact name of registrant as specified in its charter)

Indiana	001-35229	45-2080495
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

301 Water Street SE
Washington DC	20003
(Address of principal executive offices)	(Zip Code)

(202) 869-9150

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange of which registered
Common Stock, par value $0.01 per share	XYL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐  Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 22, 2023, Xylem Inc. (“Xylem”) and Fore Merger Sub, Inc., a wholly owned subsidiary of Xylem (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Evoqua Water Technologies Corp. (“Evoqua”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Evoqua, with Evoqua surviving as a wholly owned subsidiary of Xylem (the “Merger”).

In the Merger, upon the terms and conditions of the Merger Agreement, (i) each share of Evoqua common stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive 0.48 (the “Exchange Ratio”) of a share of the common stock of Xylem and (ii) cash in lieu of fractional shares. Upon the closing of the Merger, legacy Evoqua stockholders will own approximately 25% and legacy Xylem shareholders will own approximately 75% of the combined company.

Following the closing of the Merger, shares of Xylem common stock will continue to be listed on the New York Stock Exchange (the “NYSE”). Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, (i) all outstanding options to purchase Evoqua common stock will be converted into options to purchase shares of Xylem common stock, (ii) all outstanding unvested restricted stock units with respect to Evoqua common stock will be converted into corresponding restricted stock units with respect to shares of Xylem common stock, (iii) all outstanding unvested performance stock units with respect to Evoqua common stock will be converted into restricted stock units with respect to shares of Xylem common stock, with performance criteria deemed satisfied based on the achievement levels set forth in the Merger Agreement, and (iv) all outstanding vested and unvested cash-settled stock appreciation rights with respect to Evoqua common stock will be converted into corresponding cash-settled stock appreciation rights with respect to Xylem common stock ((i), (ii), (iii) and (iv) collectively, the “Converted Awards”), in each case, based on the Exchange Ratio and with respect to such converted stock options, the exercise price of which shall be equal to the exercise price of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio, rounded up to the nearest whole cent. Following the Effective Time, the Converted Awards will otherwise continue to be governed by substantially the same general terms and conditions as applicable to such Converted Awards as in effect immediately prior to the Effective Time.

The respective boards of directors of Xylem and Evoqua have unanimously approved the Merger Agreement, and the board of directors of Xylem has agreed to recommend that Xylem’s shareholders approve the issuance of the shares of Xylem common stock in connection with the Merger. In addition, the board of directors of Evoqua has agreed to recommend that Evoqua’s stockholders adopt the Merger Agreement. Xylem and Evoqua each have agreed not to directly or indirectly solicit alternative proposals and to terminate all existing discussions, negotiations and communications with any persons with respect to any alternative proposal. However, (i) the board of directors of Xylem may, subject to certain conditions, respond to unsolicited proposals from third parties and withdraw its recommendation in favor of approval of the issuance of Xylem common stock in connection with the Merger or terminate the Merger Agreement, and (ii) the Evoqua board of directors may, subject to certain conditions, respond to unsolicited proposals from third parties and withdraw its recommendation in favor of adoption of the Merger Agreement or terminate the Merger Agreement, in each case, if, in connection with the receipt of an alternative proposal, Xylem’s board of directors or Evoqua’s board of directors, as the case may be, determines in good faith, after consultation with its outside counsel, that (A) such alternative proposal constitutes or is reasonably likely to lead to a superior proposal and (B) a failure (1) to furnish information and provide access with respect to such corporation and its subsidiaries and (2) to participate in discussions or negotiations with the person making an alternative proposal would be reasonably likely to be inconsistent with its fiduciary duties. In addition, Xylem’s board of directors or Evoqua’s board of directors, as the case may be, may withdraw its recommendation (but not terminate the Merger Agreement) if, in connection with a material event or circumstance occurring after the date of the Merger Agreement that was not known or reasonably foreseeable as of the date of the Merger Agreement, it determines in good faith, after consultation with its outside legal and financial advisor, that a failure to effect such a withdrawal of recommendation would be reasonably likely to be inconsistent with its fiduciary duties.

Xylem and Evoqua each made certain representations and warranties and agreed to certain covenants in the Merger Agreement, including, among other things, (i) covenants by Xylem and Evoqua to use their respective reasonable best efforts to conduct their businesses in all material respects in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, (ii) the efforts of the parties to cause the Merger to be completed, and (iii) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.

The Merger Agreement provides that, at the closing of the Merger, the size of the board of directors of Xylem will be increased to a total of 12 directors, with two individual members of Evoqua’s board of directors to be appointed to the Xylem board of directors to serve alongside the Xylem directors then currently serving on the board. Patrick K. Decker, currently the President and Chief Executive Officer of Xylem, will continue to serve as President and Chief Executive Officer of the combined company and Sandra Rowland, currently the Chief Financial Officer of Xylem, will continue to serve as Chief Financial Officer of the combined company.

Completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including (1) the adoption of the Merger Agreement by the requisite vote of Evoqua’s stockholders, (2) approval of the issuance of the shares of Xylem’s common stock to be issued in the Merger by the requisite vote of Xylem’s shareholders, (3) approval for listing on the NYSE of the shares of Xylem’s common stock to be issued in the Merger, (4) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger under, or the expiration or termination of any applicable waiting period in respect of, the antitrust and/or foreign investment laws of other specified jurisdictions, (5) the accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (6) the absence of a material adverse effect with respect to each of Xylem and Evoqua, (7) the delivery of an officer’s closing certificate by both parties, (8) compliance in all material respects with the other party’s obligations under the Merger Agreement and (9) Evoqua’s receipt of a tax opinion reflecting certain tax representations as set forth in the Merger Agreement. The completion of the Merger is not conditioned on receipt of financing by Xylem.

The Merger Agreement provides that Evoqua may be required to pay Xylem a termination fee equal to $225 million if the Merger Agreement is terminated (i) by Xylem following an adverse recommendation change of Evoqua’s board of directors or any material violation by Evoqua of the non-solicitation covenant and (ii) by Evoqua to enter into an agreement in respect of a superior proposal, and (iii) (a) by Xylem due to a breach of a covenant or agreement by Evoqua that causes the failure of a condition to closing, (b) by either party if the Merger has not been consummated prior to January 22, 2024 (the “Outside Date”) or (c) by either party due to failure to obtain the approval of Evoqua stockholders, if, in the case of clauses (a), (b) or (c), within 12 months of such termination an alternative proposal has been recommended or submitted to Evoqua’s stockholders for adoption, or Evoqua consummates an alternative proposal.

The Merger Agreement provides that Xylem may be required to pay Evoqua a termination fee equal to $225 million if the Merger Agreement is terminated (i) by Evoqua following an adverse recommendation change of Xylem’s board of directors or any material violation by Xylem of the non-solicitation covenant, (ii) by Xylem to enter into an agreement in respect of a superior proposal, and (iii) (a) by Evoqua due to a breach of a covenant or agreement by Xylem that causes the failure of a condition to closing, (b) by either party if the Merger has not been consummated prior to the Outside Date or (c) by either party due to failure to obtain the approval of Xylem shareholders, if, in the case of clauses (a), (b) or (c), within 12 months of such termination an alternative proposal has been recommended or submitted to Xylem’s shareholders for adoption, or Xylem consummates an alternative proposal. In addition, Xylem may be required to pay Evoqua a termination fee equal to $325 million if the Merger Agreement is terminated by either Evoqua or Xylem because the transaction has not been consummated in certain circumstances by the Outside Date or as a result of a permanent injunction, unless such failure or order is the result of a breach of the Merger Agreement by Evoqua.

If the Merger Agreement is terminated by either Xylem or Evoqua due to the other party’s failure to receive the requisite approval of its stockholders or shareholders, as applicable, then the party that failed to obtain such approval will be required to reimburse the other party for up to $50 million of expenses incurred in connection with the transaction.

The foregoing description of the Merger and the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Xylem, Evoqua or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Xylem’s public disclosures. Neither Xylem nor Evoqua undertakes any obligation to publicly provide revisions or updates, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 8.01	Other Events

On January 23, 2023, Xylem and Evoqua issued a joint press release announcing they had entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this filing are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This filing is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2023, among Xylem Inc., Fore Merger Sub, Inc. and Evoqua Water Technologies Corp.

99.1	Joint Press Release issued by Xylem Inc. and Evoqua on January 23, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM INC.

Date: January 23, 2023	By:	/s/ Kelly C. O’Shea
Kelly C. O’Shea
VP, Chief Corporate Counsel & Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

XYLEM INC.,

FORE MERGER SUB, INC.

and

EVOQUA WATER TECHNOLOGIES CORP.

Dated as of January 22, 2023

TABLE OF CONTENTS  (Continued)

TABLE OF CONTENTS  (Continued)

Exhibit A	Form of Certificate of Incorporation
Exhibit B	Form of Company Tax Certificate Representations
Exhibit C	Form of Parent Tax Certificate Representations

INDEX OF DEFINED TERMS

Definition	Location
Acceptable Confidentiality Agreement	8.3(a)
Action	3.10
Affected Employees	5.17(a)
Affiliate	8.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(a)(iii)(B)
Anti-Corruption Laws	8.3(c)
Antitrust Laws	5.5(a)
Book-Entry Shares	2.3(b)
Business Day	8.3(d)
CARES Act	8.3(e)
Certificate of Merger	1.3
Certificates	2.3(b)
Closing	1.2
Closing Date	1.2
Closing Tax Opinion	6.3(e)
COBRA	3.12(c)(vi)
Code	Recitals
Company	Preamble
Company Acquisition Proposal	5.2(a)(xi)(A)
Company Adverse Recommendation Change	5.2(a)(iii)(A)
Company Board	2.2(f)
Company Board Designees	5.18(a)
Company Business IP	3.20(b)
Company Business Trade Secrets	3.20(d)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)
Company Disclosure Letter	Article III
Company Equity Plans	2.2(a)
Company ESPP	2.2(f)
Company Expenses	7.3(e)
Company Intervening Event	5.2(a)(xi)(B)
Company Material Contract	3.16(a)
Company Option	2.2(a)
Company Plans	3.12(a)
Company Preferred Stock	3.2(a)
Company PSU	2.2(b)
Company Registered IP	3.20(a)
Company RSU	2.2(b)
Company SAR	2.2(c)
Company SEC Documents	3.6(a)
Company Stock Awards	3.2(b)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.3(a)
Company Superior Proposal	5.2(a)(xi)(C)
Company Tax Counsel	5.12(a)(iv)
Company Termination Fee	7.3(b)
Confidentiality Agreement	5.4

INDEX OF DEFINED TERMS  (Continued)

Definition	Location
Contract	8.3(f)
control	8.3(g)
controlled	8.3(g)
controlled by	8.3(g)
Copyrights	8.3(n)
COVID-19	8.3(h)
COVID-19 Measures	8.3(i)
Credit Facility Terminations	5.13
Current ESPP Offering Period	2.2(f)
Delaware Secretary of State	1.3
DGCL	Recitals
Domain Names	8.3(n)
Effective Time	1.3
Environmental Law	3.14(c)
Environmental Permits	3.14(d)
ERISA	3.12(a)
Exchange Act	3.5(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Exchange Ratio	2.1(a)
Excluded Shares	2.1(b)
Expense Reimbursement Cap	7.3(d)
FCC	3.5(b)
Financing	5.14(a)
Foreign Investment Laws	8.3(j)
Form S-4	5.3(a)
GAAP	3.6(b)
GDPR	8.3(t)
Government Bid	8.3(k)
Government Contract	8.3(l)
Governmental Entity	3.5(b)
Hazardous Substance	3.14(e)
HSR Act	3.5(b)
IBCL	Recitals
Indebtedness	8.3(m)
Intellectual Property	8.3(n)
Intended Tax Treatment	Recitals
International Trade Laws	3.30(c)(i)
Joint Proxy Statement	5.3(a)
knowledge	8.3(o)
Law	3.5(a)
Liens	3.2(a)
Marks	8.3(n)
Material Adverse Effect	8.3(p)
Measurement Date	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble

v

INDEX OF DEFINED TERMS  (Continued)

Definition	Location
Merger Sub Bylaws	4.1(b)
Merger Sub Charter	4.1(b)
Non-U.S. Benefit Plan	3.12(c)(vii)
Notice 7	5.12(b)(iii)
NYSE	3.5(a)
OFAC	3.30(c)(iii)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	5.2(b)(xi)(A)
Parent Adverse Recommendation Change	5.2(b)(iii)(A)
Parent Board	4.4(b)
Parent Business IP	4.18(b)
Parent Business Trade Secrets	4.18(d)
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent Expenses	7.3(d)
Parent Intervening Event	5.2(b)(xi)(B)
Parent Option	2.2(a)
Parent Plans	4.12(a)
Parent Preferred Stock	4.2(a)
Parent Registered IP	4.18(a)
Parent RSU	2.2(b)
Parent SAR	2.2(c)
Parent SEC Documents	4.6(a)
Parent Shareholder Approval	4.4(a)
Parent Shareholders Meeting	5.3(a)
Parent Superior Proposal	5.2(b)(xi)(C)
Parent Tax Counsel	5.12(a)(iv)
Parent Termination Fee	7.3(c)
Patents	8.3(n)
Payoff Letter	5.13
PBGC	3.12(c)(iv)
Pension Plan	3.12(b)
Permits	3.11
Permitted Liens	8.3(q)
Person	8.3(r)
Personal Information	8.3(s)
Privacy Laws	8.3(t)
Privacy Requirements	8.3(t)
Regulatory Failure Fee	7.3(f)
Representatives	5.2(a)(i)
Required Governmental Consents	6.1(b)
S-4 Tax Opinion	5.12(a)(iv)
Sanctioned Jurisdiction	3.30(c)(ii)
Sanctioned Person	3.30(c)(iii)
Sanctions Authority	3.30(c)(iv)

INDEX OF DEFINED TERMS  (Continued)

Definition	Location
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	3.5(b)
Share Issuance	Recitals
Significant Subsidiary	8.3(u)
Subsidiary	8.3(v)
Surviving Corporation	1.1
Takeover Laws	3.22
Tax Agreement	3.15(i)
Tax Return	8.3(w)
Taxes	8.3(x)
Top Customers	3.27
Top Suppliers	3.26
Trade Secrets	8.3(n)
Treasury Regulations	8.3(y)
under common control with	8.3(g)
WARN Act	3.13(d)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 22, 2023, between Xylem Inc., an Indiana corporation (“Parent”), Fore Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Evoqua Water Technologies Corp., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend to effect the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has (a) determined that the Merger is in the best interests of, and is advisable to, the Company and its stockholders, (b) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) determined to recommend that the stockholders of the Company approve this Agreement;

WHEREAS, the Board of Directors of Parent has (a) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, and (b) determined to recommend that the shareholders of Parent approve the issuance of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) constituting the Merger Consideration pursuant to the Merger as contemplated by this Agreement (the “Share Issuance”);

WHEREAS, (a) the Board of Directors of Merger Sub has (i) determined that the Merger is in the best interests of, and advisable to, Merger Sub and Parent, as its sole shareholder, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that Parent, as the sole shareholder of Merger Sub, approve this Agreement and (b) Parent, as the sole shareholder of Merger Sub, has approved, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Business Corporation Law of the State of Indiana (the “IBCL”), as applicable, and determined that the Merger is advisable;

WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger (i) will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the Company, Merger Sub and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code (the “Intended Tax Treatment”), and this Agreement is hereby adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct, wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern Time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation in accordance with the terms and conditions of this Agreement and the relevant provisions of the DGCL.

Section 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended so that they read in their entirety the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6 Directors. The directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Subject to Section 2.3(f), each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) shall thereupon be converted into and become exchangeable for 0.48 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), in each case to be issued or paid in accordance with Section 2.3, without interest.

(b) Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Treatment of Options and Other Equity-Based Awards.

(a) Company Options. At the Effective Time, each option (each, a “Company Option”) to purchase shares of Company Common Stock granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Equity Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (a “Parent Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time and specifically subject to any provisions providing for accelerated vesting upon certain terminations of employment following the consummation of the transactions contemplated hereby, whether contained in the Company Equity Plan, an applicable award agreement, an employment agreement, or any other agreement or severance plan (or in any consent or approval adopted by the Company’s Board of Directors (or a committee thereof)) governing the terms of such Company Option as in effect immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to (i) the number of shares of Company Common Stock subject to each Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Option divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Company Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder.

(b) Company RSUs and Company PSUs. At the Effective Time, each unvested restricted stock unit (each, a “Company RSU”) and unvested performance stock unit (each, a “Company PSU”) granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into a Parent restricted stock unit which vests based on the passage of time (a “Parent RSU”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company RSU or Company PSU, as applicable, as of immediately prior to the Effective Time and specifically subject to any provisions providing for accelerated vesting upon certain terminations of employment following the consummation of the transactions contemplated hereby, whether contained in the Company Equity Plan, an applicable award agreement, an employment agreement, or any other agreement or severance plan (or in any consent or approval adopted by the Company’s Board of Directors (or a committee thereof)) governing the terms of such Company RSU or Company PSU (as applicable) as in effect immediately prior to the Effective Time (provided, that with respect to any Company PSU, the performance-vesting component shall be deemed to have been satisfied in full at the target level of performance). The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to (i) the number of shares of Company Common Stock subject to each Company RSU or Company PSU, as applicable, immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock.

(c) Company SARs. Each vested and unvested cash-settled stock appreciation right (each, a “Company SAR”) granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent an award that relates to shares of Company Common Stock and shall be converted, at the Effective Time, into an award that relates to shares of Parent Common Stock (a “Parent SAR”) by multiplying the number of shares of Company Common Stock relating to each such Company SAR immediately prior to the Effective Time by the Exchange Ratio (rounded down to the nearest whole share of Parent Common Stock), and each such Parent SAR shall have a base price per share (rounded up to the nearest whole cent) equal to (i) the base price per share of Company Common Stock otherwise relating to such Company SAR immediately prior to the Effective Time divided by (ii) the Exchange Ratio; provided, however, that in the case of any Company SAR to which Section 409A of the Code applies as of the Effective Time, the base price of the number of shares of Parent Common Stock to which it will relate, and the terms and conditions of exercise of such Parent SAR, in each case following the conversion described herein shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. Except as specifically provided above, following the Effective Time, each such Parent SAR shall continue to be governed by substantially the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company SAR as of immediately prior to the Effective Time and specifically subject to any provisions providing for accelerated vesting upon certain terminations of employment following the consummation of the transactions contemplated hereby, whether contained in the Company Equity Plan, an applicable award agreement, an employment agreement, or any other agreement or severance plan (or in any consent or approval adopted by the Company’s Board of Directors (or a committee thereof)) governing the terms of such Company SAR as in effect immediately prior to the Effective Time.

(d) Prior to the Effective Time, the Company shall take all action necessary for the adjustment of the Company Options, Company RSUs and Company PSUs under this Section 2.2. The Company shall ensure that, as of the Effective Time, no holder of a Company Option, Company RSU or Company PSU (or former holder of a Company Option, Company RSU and Company PSU) or a participant in any Company Equity Plan shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(e) Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent RSUs as a result of the actions contemplated by this Section 2.2. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such Parent Options and Parent RSUs and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options and Parent RSUs remain outstanding and are required to be registered.

(f) Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company’s Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for the Current ESPP Offering Period; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; and (iii) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Closing Date determined by the Board of Directors of the Company (the “Company Board”) (or relevant committee thereof) in its discretion and the final settlement or purchase of Company Common Stock thereunder shall be made on that day.

Section 2.3 Exchange and Payment.

(a) At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares), book-entry shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a) constituting at least the amounts necessary to pay Merger Consideration in accordance with the terms and conditions of this Agreement. In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.3(d). All certificates representing shares of

Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time, and in any event no later than three Business Days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 2.3(d), and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d), and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate (other than Excluded Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to Section 2.1(a), (B) any dividends or other distributions payable pursuant to Section 2.3(d) and (C) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), other than with respect to Excluded Shares, (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 2.1(a) (which shall be in book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.3(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f).

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such tax is not applicable.

(d) Dividends and Distributions.

(i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.3(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article II. Following the surrender of a Certificate in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.3(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.3(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f) issued and paid in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, each holder of record of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3, a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale), as agent for former holders of Company Common Stock, in one or more transactions of an aggregate number of shares of Parent Common Stock (which Parent shall issue to the Exchange Agent on behalf of such former holders of Company Common Stock) equal to the excess of (i) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be issued to the holders of Company Common Stock pursuant to Section 2.1. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in respect of any fractional shares of Company Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded

Shares) shall thereafter look only to the Surviving Corporation, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.3(d), and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f) (subject to abandoned property, escheat or other similar laws), without interest.

(h) None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3(f).

Section 2.4 Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent determines it is required to deduct and withhold under the Code, or any provision of state, local or non-U.S. applicable Tax Law; provided, however, that if Parent, Merger Sub, the Surviving Corporation or the Exchange Agent becomes aware that withholding may be required in connection with the Merger, such party shall use commercially reasonable efforts to provide prior notice to the other parties of such potential withholding, and, in such case, the parties shall cooperate in good faith with each other to determine whether any such deduction or withholding is required under applicable Law and use commercially reasonable efforts to obtain any available exemption or reduction of, or otherwise minimize to the extent permitted by applicable Law, such deduction and withholding. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter delivered by the Company to Parent immediately prior to or simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Article III to which the relevance of such information is reasonably apparent on the face of such disclosure) or (ii) as disclosed or reflected in the Company SEC Documents filed and publicly available after January 1, 2021 through at least one Business Day prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept or equivalent) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), and in the case of clauses (i) and (ii) as they relate to Subsidiaries, where the failure to be so organized or validly existing, or to have such power or authority, or to be so qualified, licensed or in good standing (with respect to jurisdictions that recognize such concept or equivalent), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) The Company has filed with the SEC, prior to the date of this Agreement, true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of January 19, 2023 (the “Measurement Date”), (i) 122,135,681 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 1,663,615 shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, and (iv) 5,747,299 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which (x) 4,175,496 shares were subject to outstanding Company Options, (y) 889,670 shares were subject to outstanding Company RSUs and (z) 687,355 shares were subject to outstanding Company PSUs (at a target award level)). All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than Permitted Liens. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a) and except for changes since the Measurement Date resulting from the exercise, grant, settlement or vesting of any Company Stock Awards described in Section 3.2(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the Measurement Date, of outstanding Company Options, Company RSUs, Company PSUs, and Company SARs granted under the Company Equity Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, and whether the vesting of such Company Stock Award will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement. The Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all stock option agreements evidencing outstanding Company Options.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to (i) the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) and (ii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the Merger is in the best interests of, and is advisable to, the Company and its stockholders, (ii) approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) determining to recommend that the stockholders of the Company approve this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. No vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the New York Stock Exchange (the “NYSE”) applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury) (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any equivalent foreign filings under applicable Antitrust Laws or applicable Foreign Investment Laws, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state, federal or foreign securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of the NYSE, (v) the filings with and approval from the Federal Communications Commission (the “FCC”) and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2020 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the

“Sarbanes-Oxley Act”), as the case may be, including, in each case, the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its consolidated Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since September 30, 2022, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such filings.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of the Company’s financial statements or internal control over financial reporting. The Company has provided or made available to Parent a true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee.

(e) Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its

Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at September 30, 2022 included in the Annual Report on Form 10-K filed by the Company with the SEC on November 16, 2022 (without giving effect to any amendment thereto filed on or after the date hereof), (b) executory obligations under Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business, (c) for liabilities and obligations incurred pursuant to this Agreement and the transactions contemplated by this Agreement, and (d) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2022 that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Joint Proxy Statement will not, at the time it is first mailed to the Company’s stockholders and Parent’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events. Since September 30, 2022 through the date of this Agreement: (a) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, excluding any actions of the Company or its Subsidiaries reasonably taken to mitigate or remedy the impact of COVID-19 on the Company or its Subsidiaries; (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; (d) neither the Company nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly; and (e) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(a)(i), (ii), (iii), (iv), (v), (vi), (xii) or (xx) or authorized any of, or committed, resolved or agreed to take any of, the actions in the foregoing covenants.

Section 3.10 Litigation. As of the date of this Agreement, there is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding, whether involving a private litigant or a Governmental Entity (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such (whether regarding contractual, labor, employment, benefits or other matters), other than any Action that (a) does not involve an amount in controversy that would be material to the Company and its Subsidiaries, taken as a whole, and (b) does not seek material injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 3.11 Compliance with Laws. The Company and each of its Subsidiaries are and, at all times since January 1, 2020 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received, since January 1, 2020, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, which alleged violation has not been finally resolved and which, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any material Permit, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received any indication, written or otherwise, or has any reason to believe that (i) any existing Permit will be declared void, cancelled, modified or otherwise revoked, or (ii) renewal of any existing Permit will be denied, in each case, including as a result of the transactions contemplated hereby.

Section 3.12 Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of

ERISA section 3(37)), and all material stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether written or oral, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or the Company or its Subsidiaries sponsors or maintains, is making contributions to or has any present liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such material plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” The Company has provided or made available to Parent a current, accurate and complete copy of each Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan.

(b) Neither the Company, its Subsidiaries nor any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) sponsors, maintains, contributes to, is required to contribute to or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, or (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code.

(c) With respect to the Company Plans, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) each Company Plan complies with its terms and complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made or accrued;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received or is the subject of a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(v) none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) none of the Company Plans currently provides any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vii) with respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan”): (A) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance with applicable Law; (B) from and after the Effective Time, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to the Company and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; and (C) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and

(viii) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

Section 3.13 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2020, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any material labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement, similar labor agreement or any agreement with any works council. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization, works council or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no material (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, similar labor agreement or any agreement with any works council.

(c) The consent or rendering of formal advice by, or the conclusion of any legally required consultation process with, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(d) Since January 1, 2020, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(e) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to any current or former employee, officer, consultant or other service provider of the Company, there are no actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws.

(f) Since January 1, 2020, (i) no allegations of workplace sexual harassment, sex discrimination or other sexual misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or involving any of their respective senior level management employees and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment, sex discrimination or other sexual misconduct by any senior level management employees.

(g) The Company and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures applicable to any location in which the Company or its Subsidiaries operate, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.14 Environmental Matters.

(a) Except as has not been or would not reasonably be expected to be material to the Company or any of its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have since January 1, 2020 conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained and are in compliance with all Environmental Permits; (iii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) to the knowledge of the Company, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or, to the knowledge of the Company, are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vii) neither the Company nor any of its Subsidiaries are the subject of any claims or litigation arising out the alleged exposure to asbestos, asbestos-containing material, or per-polyfluoroalkyl substances.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof pursuant to any Environmental Law or Environmental Permit, including but not limited to the New Jersey Industrial Site Remediation Act or the Connecticut Transfer Act.

(c) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(d) As used herein, “Environmental Permits” means all Permits issued by Governmental Entities that are required under any Environmental Law to enable the Company and its Subsidiaries to continue to conduct their operations in the same manner in which such operations are presently conducted.

(e) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum and per-polyfluoroalkyl substances.

Section 3.15 Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) All income and other material Tax Returns that are required to have been filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any income or other material Tax Return.

(b) The Company and each of its Subsidiaries have timely, properly and in accordance with applicable Law paid all income and other material Taxes which may be due and owing by or with respect to any of them (whether or not shown or required to be shown on any Tax Return).

(c) The Company financial statements contained in the Company SEC Documents contain adequate reserves in accordance with GAAP for all liabilities for income and other material Taxes of the Company or any of its Subsidiaries that had accrued but were not yet due and payable or that were being contested in good faith as of the dates thereof.

(d) All Taxes that the Company or any of its Subsidiaries are required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(e) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other action with respect to any income or other material Taxes of the Company or any of its Subsidiaries.

(f) No deficiencies or other assessments or adjustments for any income or other material Taxes with respect to the Company or any of its Subsidiaries have been threatened claimed, proposed or assessed by any Governmental Entity that have not been paid in full or otherwise finally resolved.

(g) Neither the Company nor any of its Subsidiaries has waived in writing any statute of limitations with respect to income or other material Taxes which waiver is currently in effect, and no request for such a waiver is currently outstanding.

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) since January 1, 2020, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (a “Tax Agreement”) (other than (i) a customary Tax indemnification provision contained in an ordinary course commercial agreement not primarily related to Taxes, or (ii) pursuant to any agreement or arrangement solely among the Company or any of its Subsidiaries).

(j) Neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, (ii) as a transferee or successor, or (iii) by Contract (other than a customary Tax indemnification provision contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among the Company and its Subsidiaries).

(l) Neither the Company nor any of its Subsidiaries (nor Parent or any Subsidiary of Parent by reason of its ownership of the Company or any of its Subsidiaries) are or will be required to pay any amount of material Tax, include any material amounts in income, profits or gains, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of an action, event, election, relationship or circumstance entered into or occurring (or deemed for Tax purposes to have been entered into or to have occurred) on or before the Closing Date, including as a result of: (i) a change in or incorrect method of accounting occurring prior to the Closing, including by reason of application of Section 481 of the Code (or analogous provision of state, local or non-U.S. applicable Law) executed on or prior to the Closing Date; (ii) an installment sale or open transaction entered into before Closing; (iii) a prepaid amount received or deferred revenue accrued prior to the Closing; (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. applicable Law) executed on or prior to the Closing Date; or (v) application of Sections 951, 951A, 956 or 965 (including an election under Section 965(h)) of the Code.

(m) No claim has been received in writing by the Company or any of its Subsidiaries from any Tax authority in a jurisdiction where such entity has not filed Tax Returns of a particular type that such entity is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction, in each case with respect to such particular type of Tax.

(n) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(o) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(p) Neither the Company nor any of its Subsidiaries has (i) deferred any material Taxes that remain outstanding or (ii) claimed any material Tax credits, in each case, under any COVID-19 Relief Programs, or the CARES Act, or other COVID-19 pandemic federal or state governmental programs or relief efforts.

Section 3.16 Contracts.

(a) Section 3.16 of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract (other than any Company Plan) of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract that (A) limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or (B) restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, in each case, in a manner that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) any Contract that grants the other party or any third Person “most favored nation” status or any type of special discount rights, in each case, that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iv) any Contract with respect to the formation, creation, operation, management or control of a joint venture, partnership or other similar agreement or arrangement;

(v) any Contract relating to Indebtedness (other than such Contracts solely between or among the Company and its Subsidiaries) and having an outstanding principal amount in excess of $25,000,000;

(vi) any Contract involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $25,000,000 or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice) and under which the Company or its Subsidiaries have a continuing obligation or liability;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations (other than indemnification or guarantee obligations contained in commercial Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice), in each case, that could result in payments in excess of $15,000,000;

(viii) any Contract not entered into in the ordinary course of business between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company;

(ix) any Government Contract that is material to the Company and its Subsidiaries, taken as a whole; or

(x) any Contract with a Top Supplier or Top Customer that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $15,000,000 over the remaining term of such Contract (including for any capital commitment, loan or expenditure).

Each contract of the type described in clauses (i) through (x) is referred to herein as a “Company Material Contract.”

(b) (i) Each Company Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company and to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Material Contract, except where any noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company; and (iii) there is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition, except where any such default, event or condition, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company; provided, however, that the foregoing is without limitation to the provisions of subsection (c) of this Section 3.16. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

(c) Neither the Company nor any of its Subsidiaries has received any unresolved written notices seeking (i) to excuse a third party’s non-performance, or delay a third party’s performance, under existing Company Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify in any material respect any Company Material Contract due to COVID-19.

Section 3.17 Government Contracts.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Government Contract for which the period of performance has not been completed or for which final payment has not been received is a valid and binding obligation of the Company or its Subsidiaries and, to the Company’s knowledge, of each other party thereto and, to the Company’s knowledge, is in full force and effect and enforceable in accordance with its terms and conditions, and (ii) to the Company’s knowledge, no Government Contract is currently the subject of bid protest proceedings.

(b) To the Company’s knowledge and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, at all times since January 1, 2020, (A) the Company and its Subsidiaries, as applicable, have complied with the terms and conditions of each Government Contract and all Laws applicable to each Government Contract, including all clauses, provisions and requirements incorporated expressly by reference; (B) the representations and certifications made by the Company or its Subsidiaries, as applicable, with respect to each Government Contract and Government Bid were accurate, in all material respects, as of their respective effective dates and the Company or its Subsidiaries, as applicable, have complied with all such representations, certifications, disclosures and warranties; and (C) no cure notices, letters of concern or show cause notices have been received in writing by the Company or any Subsidiary with respect to any Government Contract.

(c) Since January 1, 2020, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (i) all invoices and claims for payment, reimbursement or adjustment, including requests for progress payments and provisional payments, submitted or on behalf of the Company or any of its Subsidiaries in connection with a Government Contract were current, accurate and complete as of their applicable submission dates; (ii) the Company and its Subsidiaries have, to the extent required by applicable Laws and the terms of their Government Contracts, maintained systems of internal controls, including quality control systems, cost accounting systems, estimating systems, purchasing systems, proposal systems, billing systems and material management systems, that are in compliance with all requirements of such Government Contracts; (iii) no Governmental Entity or other Person has notified the Company or any of its Subsidiaries in writing or, to the knowledge of the Company, orally of any breach or violation of any applicable Law that pertains to any Government Contract; and (iv) no Government Contract has been terminated for default.

(d) Since January 1, 2020, neither the Company nor any of its Subsidiaries nor any of their respective Principals (as defined in 48 C.F.R. § 2.101) has been debarred, suspended, proposed for debarment or otherwise excluded from participation in the award of government contracts (excluding ineligibility to bid on certain contracts due to generally-applicable bidding requirements).

(e) Except as would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, (i) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice of any non-routine audit, review, inspection, survey, examination of records or investigation by any Governmental Entity that pertains to a Government Contract; (ii) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure (or been required to make such a disclosure) to any Governmental Entity with respect to any irregularity, misstatement, significant overpayment or violation of Law arising under or relating to any Government Contract or Government Bid; (iii) neither the Company nor any of its Subsidiaries has represented itself as a small business concern, a small disadvantaged business, a service-disabled, veteran-owned small business concern, a veteran-owned small business concern, a women-owned business concern, a “protégé” under a mentor-protégé agreement or program, a Historically Underutilized Business Zone small business concern, or a participant in the program established under Section 8(a) of the Small Business Act, as defined by the relevant Small Business Administration regulations or received a Government Contract or benefit restricted to Persons having such status; and (iv) there have been no actual or, to the knowledge of the Company, threatened disputes, claims, requests for equitable adjustments, action or proceedings asserted by or against a Governmental Entity or other Persons pertaining to a Government Contract or Government Bid.

(f) Neither the Company nor any of its Subsidiaries (nor any of their respective employees acting on behalf of the Company or any of its Subsidiaries) currently hold any facility or personnel security clearances or national industrial security authorizations or accreditations that are necessary to conduct the business of the Company and its Subsidiaries as currently being conducted.

Section 3.18 Insurance. All casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to the Company or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any failures to maintain insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2020, no notice of cancellation or termination has been received by the Company or its Subsidiaries with respect to any such insurance policy.

Section 3.19 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.20 Intellectual Property.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, (i) all registered Marks, Domain Names, Patents, and Copyrights, including any pending applications to register any of the foregoing, owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries (collectively, “Company Registered IP”) (other than patent applications or applications to register trademarks) are valid, subsisting and, to the knowledge of the Company, enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, the Company or its Subsidiaries own exclusively, free and clear of any and all Liens, other than Permitted Liens, all Company Registered IP and all other Intellectual Property that is material to the businesses of the Company or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to the Company or a Subsidiary thereof (such licensed Intellectual Property, together with the Intellectual Property owned by the Company or its Subsidiaries, the “Company Business IP”). The Company Business IP constitutes all material Intellectual Property used in or otherwise necessary for the conduct of the businesses of the Company or any of its Subsidiaries as currently conducted.

(c) None of the activities or operations of the Company or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, dilution or other violation is or may be occurring or has or may have occurred, except where any such infringement, misappropriation, dilution or other violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. To the Company’s knowledge, no third party is misappropriating, infringing, diluting or otherwise violating in any material respect any material Intellectual Property owned (or purported to be owned) by or exclusively licensed to the Company or any of its Subsidiaries that is material to any of the businesses of the Company or any of its Subsidiaries. No Intellectual Property (i) owned (or purported to be owned) by or (ii) to the Company’s knowledge, exclusively licensed to the Company or any of its Subsidiaries, in each case that is material to any of the businesses of the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.

(d) Each of the Company and its Subsidiaries has taken reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and the secrecy, confidentiality, and value of all Trade Secrets used in any of the businesses of the Company or any of its Subsidiaries (the “Company Business Trade Secrets”), including entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Company Business Trade Secrets. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, none of the Company Business Trade Secrets has been disclosed or authorized to be disclosed to any Person other than to employees or agents of the Company or its Subsidiaries for use in connection with the businesses of the Company or its Subsidiaries or pursuant to a confidentiality or non-disclosure agreement that reasonably protects the interest of the Company and its Subsidiaries in and to such matters. To the knowledge of the Company, no unauthorized disclosure of any Company Business Trade Secrets has occurred. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, all Persons who have contributed to, developed or conceived any Intellectual Property in the course of their employment or engagement with the Company or any of its Subsidiaries have done so pursuant to a valid and enforceable written agreement that irrevocably assigns to the Company or its Subsidiaries exclusive ownership of each such Person’s contribution, development or conception and all Intellectual Property embodied therein or arising therefrom.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the Company’s or any of its Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

Section 3.21 Data Privacy and Cybersecurity.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries are and have been in compliance with all applicable Privacy Requirements, and neither the Company nor any of its Subsidiaries has received any written notice or claim alleging any violation thereof, or been subject to any audit or investigation relating thereto.

(b) The Company and its Subsidiaries have implemented commercially reasonable and appropriate technical, physical, and organizational measures and security systems and technologies to ensure the integrity and security of Personal Information and all Company data and to prevent any destruction, loss, alteration, corruption or misuse of or unauthorized disclosure or access thereto. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries have experienced any data security breach or security incident in which Personal Information was or may have been stolen, lost, unavailable, destroyed, altered or improperly accessed, disclosed or used without authorization. To the knowledge of the Company, no circumstance has arisen in which any Privacy Law would require the Company or any of its Subsidiaries to notify a Person or Governmental Entity of a data security breach or security incident.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the performance of this Agreement by the Company will not violate any Privacy Requirements. Upon execution of this Agreement, each of the Company and its Subsidiaries shall continue to have the right to use and process any Personal Information collected, processed or used by it before the date of this Agreement in order to be able to conduct the ordinary course of its business.

Section 3.22 State Takeover Laws. The restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.23 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.24 Related Party Transactions. Since January 1, 2020 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand (other than the Company’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 3.25 Certain Payments. During the past five years, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees acting on behalf of the Company or any of its Subsidiaries), (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees or a foreign or domestic government-owned entity, (c) has violated or is violating any provision of Anti-Corruption Laws, (d) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured, (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (d), (f) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, (g) has violated or is violating any Law that prohibits commercial bribery, domestic corruption, or money laundering and the standards established by the Financial Action Task Force on Money Laundering.

Section 3.26 Suppliers. Section 3.26 of the Company Disclosure Letter sets forth a true, correct and complete list of the top five suppliers (the “Top Suppliers”) by the aggregate amounts paid by the Company and its Subsidiaries during the 12 month period ended September 30, 2022. Since January 1, 2022, (a) there has been no termination of the business relationship of the Company or its Subsidiaries with any Top Supplier, (b) there has been no material change in the material terms of its business relationship with any Top Supplier adverse to the Company or its Subsidiaries and (c) no Top Supplier has notified the Company or any of its Subsidiaries that it intends to terminate or change the pricing or the terms of its business relationship in any material respect adverse to the Company or its Subsidiaries.

Section 3.27 Customers. Section 3.27 of the Company Disclosure Letter sets forth a true, correct and complete list of the top five customers of the Company, as measured for the 12-month period ended September 30, 2022 (the “Top Customers”). No Top Customer or any customer which individually accounted for more than 10% of the Company’s consolidated revenues during the 12 month period preceding the date hereof, has cancelled or otherwise terminated or, to the knowledge of the Company, threatened to cancel, terminate or otherwise materially and adversely alter the terms of its business relationship with the Company. Neither the Company nor any of its Subsidiaries is involved in any material dispute with any such customer of the Company or has been notified by or has notified any such customer, in writing, of any breach or violation of any contract or agreement with any such customer.

Section 3.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC and BofA Securities, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and complete copy of any Contract between the Company and Goldman Sachs & Co. LLC and BofA Securities, Inc., respectively, pursuant to which Goldman Sachs & Co. LLC or BofA Securities, Inc. could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby.

Section 3.29 Opinion of Financial Advisor. The Company has received the opinion of Goldman Sachs & Co. LLC and BofA Securities, Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than holders of Excluded Shares), a signed true and complete copy of such opinion has been or will promptly be provided to Parent for informational purposes only.

Section 3.30 International Trade Laws.

(a) The Company and its Subsidiaries, and, to the knowledge of the Company, their respective directors, executives, representatives, agents or employees acting on behalf of the Company or its Subsidiaries, are, and have been for the past five years, in compliance with International Trade Laws, and have not taken any action that violates, evades or avoids, or attempts to violate, evade or avoid International Trade Laws, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, executives, or employees, representatives or agents acting on behalf of the Company or its Subsidiaries, currently or during the past five years: (i) is or has been a Sanctioned Person or has acted, directly or indirectly, on behalf of a Sanctioned Person; (ii) is unlawfully conducting or has unlawfully conducted any business or engaged in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person; or (iii) is unlawfully dealing in or has unlawfully dealt in, or otherwise engaged in, any transaction relating to, any property or interests in property of any Sanctioned Person.

(b) The Company and its Subsidiaries have adopted and implemented policies and procedures reasonably designed to prevent, detect and deter violations of applicable International Trade Laws.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “International Trade Laws” means all applicable United States Laws pertaining to trade and economic sanctions, export controls, and imports, including such laws, regulations, and orders administered and enforced by the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State, and the U.S. Customs and Border Protection agency, including but not limited to the sanctions and export controls administered and enforced by the Office of Foreign Assets Control; the United States Export Administration Act of 1979, as amended, the Export Control Reform Act of 2018, and implementing Export Administration Regulations; the Arms Export Control Act and implementing International Traffic in Arms Regulations; the anti-boycott regulations, guidelines and reporting requirements under the Export Administration Regulations and Section 999 of the Code; and any similar Laws in any other jurisdiction in which the parties or their respective agents and Representatives, conduct business.

(ii) “Sanctioned Jurisdiction” means a country or territory which is, or during the past five years has been, the subject or target of comprehensive U.S. sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, “Donetsk People’s Republic” and “Luhansk People’s Republic” regions of Ukraine).

(iii) “Sanctioned Person” any Person that is the subject or target of sanctions or restrictions under International Trade Laws, including: (i) any Person identified on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to the Specially Designated Nationals and Blocked Persons List, List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599, and Sectoral Sanctions Identifications List, maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”); the Denied Persons, Unverified, or Entity Lists, maintained by the U.S. Department of Commerce; the Debarred List or non-proliferation sanctions lists maintained by the U.S. State Department; the

Consolidated List of Persons, Groups and Entities Subject to Financial Sanctions, maintained by the European Union; the Consolidated List of Assets Freeze Targets, maintained by HM Treasury (U.K.); or the UN Consolidated List, maintained by the UN Security Council Committee; or any other similar list maintained by any other Governmental Entity having jurisdiction over the Agreement; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a Person or Persons described in clause (i) so as to subject the Person to sanctions; or (iii) any Person that is organized, resident, or located in a Sanctioned Jurisdiction.

(iv) “Sanctions Authority” means the United States government, OFAC, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce, the United Nations Security Council, the European Union, any Member State of the European Union and the competent national authorities thereof, the United Kingdom, the Office of Financial Sanctions Implementation of His Majesty’s Treasury, the Export Control Joint Unit of the UK Department of International Trade, and any other relevant governmental, intergovernmental or supranational body, agency or authority with jurisdiction over the parties to this Agreement.

Section 3.31 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in the disclosure letter delivered by Parent to the Company immediately prior to or simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Article IV to which the relevance of such information is reasonably apparent on the face of such disclosure) or (ii) as disclosed or reflected in the Parent SEC Documents filed and publicly available after January 1, 2021 through at least one Business Day prior to the date hereof (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent, its Subsidiaries and Merger Sub (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept or equivalent) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), and in the case of clauses (i) and (ii) as they relate to Subsidiaries (other than Merger Sub), where the failure to be so organized or validly existing, or to have such power or authority, or to be so qualified, licensed or in good standing (with respect to jurisdictions that recognize such concept or equivalent), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Parent (i) has filed with the SEC, prior to the date of this Agreement, true and complete copies of Parent’s articles of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”) and (ii) has previously made available to the Company true and complete copies of Merger Sub’s certificate of incorporation (the “Merger Sub Charter”) and bylaws (the “Merger Sub Bylaws”), in each case as amended to the date of this Agreement, and each is in full force and effect. Parent is not in violation of any provision of the Parent Charter or the Parent Bylaws. Merger Sub is not in violation of any provision of the Merger Sub Charter or the Merger Sub Bylaws.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 750,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock without any par or stated value, except that, solely for the purpose of any statute or regulation imposing any fee or tax based upon the capitalization of Parent, such preferred shares shall be deemed to have a par value of $0.01 per share (the “Parent Preferred Stock”). As of the Measurement Date, (i) 180,255,820 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 15,769,788 shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, and (iv) 2,932,816 shares of Parent Common Stock were reserved for issuance pursuant to employee or director stock options, stock purchase or equity compensation plans, arrangements or agreements of Parent (of which (x) 1,928,538 shares were subject to outstanding Parent Options, (y) 551,084 shares were subject to outstanding Parent RSUs and (z) 515,938 shares were subject to outstanding Parent performance share units). All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens, other than Permitted Liens. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Parent or such Subsidiary on any matter. Except as set forth in Section 4.2(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the shareholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a) and except for changes since the Measurement Date resulting from the exercise, grant, settlement or vesting of any Parent Options, Parent RSUs or Parent performance share units, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $ 0.01 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent, and which are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 4.3 Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the Parent Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to (i) the approval of this Agreement by Parent as the sole stockholder of Merger Sub and (ii) the approval of the Share Issuance by the holders of at least a majority of the outstanding shares of Parent Common Stock (the “Parent Shareholder Approval”). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) determining to recommend that the shareholders of Parent approve the Share Issuance, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Merger and the Share Issuance. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent other than the Merger and the Share Issuance.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent, any of its Subsidiaries or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Charter, the Parent Bylaws, the Merger Sub Charter or the Merger Sub Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of Parent, (ii) any material Contract to which Parent, any of its Subsidiaries or Merger Sub is a party or by which Parent, any of its Subsidiaries or Merger Sub or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.4(b), any Law or any rule or regulation of the NYSE applicable to Parent, any of its Subsidiaries or Merger Sub or by which Parent, any of its Subsidiaries, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent, any of its Subsidiaries or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the HSR Act and any equivalent foreign filings under applicable Antitrust Laws or applicable Foreign Investment Laws, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state, federal or foreign securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of the NYSE, (v) the filings with and approval from the FCC and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2020 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the applicable rules and regulations of the SEC promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its consolidated Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since December 31, 2021, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act is recorded, processed, summarized and reported on a timely basis to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such filings.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of Parent’s financial statements or internal control over financial reporting.

(e) Since January 1, 2020, (i) neither the Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with the listing and corporate governance rules and regulations of the NYSE that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2021 included in the Annual Report on Form 10-K filed by Parent with the SEC on February 25, 2022 (without giving effect to any amendment thereto filed on or after the date hereof), (b) executory obligations under Contracts entered into by Parent or any of its Subsidiaries in the ordinary course of business, (c) for liabilities and obligations incurred pursuant to this Agreement and the transactions contemplated by this Agreement and (d) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2021 that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Joint Proxy Statement will not, at the time it is first mailed to the Company’s stockholders and Parent’s shareholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting and the Parent Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2021 through the date of this Agreement: (a) Parent and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice, excluding any actions of Parent or its Subsidiaries reasonably taken to mitigate or remedy the impact of COVID-19 on Parent or its Subsidiaries; (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent; (c) neither Parent nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; (d) neither Parent nor any of its Subsidiaries has experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly; and (e) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1(b).

Section 4.10 Litigation. There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such (whether regarding contractual, labor, employment, benefits or other matters), other than any Action that (a) does not involve an amount in controversy that would be material to Parent and its Subsidiaries, taken as a whole and (b) does not seek material injunctive or other non-monetary relief. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.11 Compliance with Laws. Parent and each of its Subsidiaries are and, at all times since January 1, 2020 have been, in compliance with all Laws applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received, since January 1, 2020, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, which alleged violation has not been finally resolved and which, individually or in the aggregate, would be material to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. There has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any material Permit, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor its Subsidiaries has received any indication, written or otherwise, or has any reason to believe that (i) any existing Permit will be declared void, cancelled, modified or otherwise revoked, or (ii) renewal of any existing Permit will be denied, in each case, including as a result of the transactions contemplated hereby.

Section 4.12 Benefit Plans.

(a) Each material “employee benefit plan” (within the meaning of ERISA section 3(3), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all material stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether written or oral, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or Parent or its Subsidiaries sponsors or maintains, is making contributions to or has any present liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such material plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.”

(b) Neither Parent, its Subsidiaries nor any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) sponsors, maintains, contributes to, is required to contribute to or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) With respect to the Parent Plans, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(i) each Parent Plan complies with its terms and complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Parent Plan, and all contributions required to be made under the terms of any Parent Plan have been timely made or accrued;

(iii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received or is the subject of a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) nor, to the knowledge of Parent, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(v) none of Parent, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Parent Plan, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) none of the Parent Plans currently provides any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required under COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(vii) with respect to each Parent Plan that is a Non-U.S. Benefit Plan: (A) all employer and employee contributions to each Non-U.S. Benefit Plan required by applicable Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been timely made in accordance with applicable Law; (B) from and after the Effective Time, such funds, accruals or reserves under the Non-U.S. Benefit Plans shall be used exclusively to satisfy benefit obligations accrued under such Non-U.S. Benefit Plans or else shall remain or revert to Parent and its Affiliates in accordance with the terms of such Non-U.S. Benefit Plan or applicable Law; and (C) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and

(viii) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither Parent nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

Section 4.13 Labor Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are and have been in compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2020, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any material labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) Neither Parent nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement, similar labor agreement or any agreement with any works council. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization, works council or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no material (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, similar labor agreement or any agreement with any works council.

(c) The consent or rendering of formal advice by, or the conclusion of any legally required consultation process with, any labor or trade union, works council or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(d) Since January 1, 2020, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law.

(e) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, with respect to any current or former employee, officer, consultant or other service provider of Parent, there are no actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws.

(f) Since January 1, 2020, (i) no allegations of workplace sexual harassment, sex discrimination or other sexual misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or involving any of their respective senior level management employees and (ii) neither Parent nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment, sex discrimination or other sexual misconduct by any senior level management employees.

(g) Parent and its Subsidiaries are in compliance in all material respects with all COVID-19 Measures applicable to any location in which Parent or its Subsidiaries operate, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.14 Environmental Matters.

(a) Except as has not been or would not reasonably be expected to be material to Parent or any of its Subsidiaries, taken as a whole, (i) Parent and each of its Subsidiaries have since January 1, 2020 conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained and are in compliance with all Environmental Permits; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any written or, to the knowledge of Parent, oral claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) to the knowledge of Parent, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or, to the knowledge of Parent, are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities; and (vii) neither Parent nor any of its Subsidiaries, are the subject of any claims or litigation arising out the alleged exposure to asbestos, asbestos-containing material, or per-polyfluoroalkyl substances.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof pursuant to any Environmental Law or Environmental Permit, including but not limited to the New Jersey Industrial Site Remediation Act or the Connecticut Transfer Act.

Section 4.15 Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:

(a) All income and other material Tax Returns that are required to have been filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects. Neither Parent nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any income or other material Tax Return.

(b) Parent and each of its Subsidiaries have timely, properly and in accordance with applicable Law paid all income and other material Taxes which may be due and owing by or with respect to any of them (whether or not shown or required to be shown on any Tax Return).

(c) The Parent financial statements contained in the Parent SEC Documents contain adequate reserves in accordance with GAAP for all liabilities for income and other material Taxes of Parent or any of its Subsidiaries that had accrued but were not yet due and payable or that were being contested in good faith as of the dates thereof.

(d) All Taxes that Parent or any of its Subsidiaries are required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(e) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other action with respect to any income or other material Taxes of Parent or any of its Subsidiaries.

(f) No deficiencies or other assessments or adjustments for any income or other material Taxes with respect to Parent or any of its Subsidiaries have been threatened, claimed, proposed or assessed by any Governmental Entity that have not been paid in full or otherwise finally resolved.

(g) Neither Parent nor any of its Subsidiaries has waived in writing any statute of limitations with respect to income or other material Taxes which waiver is currently in effect, and no request for such a waiver is currently outstanding.

(h) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) since January 1, 2020, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither Parent nor any of its Subsidiaries is a party to any Tax Agreement (other than (i) a customary Tax indemnification provision contained in an ordinary course commercial agreement not primarily related to Taxes or (ii) pursuant to any agreement or arrangement solely among Parent or any of its Subsidiaries).

(j) Neither Parent nor any of its Subsidiaries is, or has been, a United States real property holding corporation as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither Parent nor any of its Subsidiaries has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, (ii) as a transferee or successor, or (iii) by Contract (other than a customary Tax indemnification provision contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent and its Subsidiaries).

(l) Neither Parent nor any of its Subsidiaries are or will be required to pay any amount of material Tax, include any material amounts in income, profits or gains, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of an action, event, election, relationship or circumstance entered into or occurring (or deemed for Tax purposes to have been entered into or to have occurred) on or before the Closing Date, including as a result of: (i) a change in or incorrect method of accounting occurring prior to the Closing, including by reason of application of Section 481 of the Code (or analogous provision of state, local or non-U.S. applicable Law) executed on or prior to the Closing Date; (ii) an installment sale or open transaction entered into before Closing; (iii) a prepaid amount received or deferred revenue accrued prior to the Closing; (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. applicable Law) executed on or prior to the Closing Date; or (v) application of Sections 951, 951A, 956 or 965 (including an election under Section 965(h)) of the Code.

(m) No claim has been received in writing by Parent or any of its Subsidiaries from any Tax authority in a jurisdiction where such entity has not filed Tax Returns of a particular type that such entity is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction, in each case with respect to such particular type of Tax.

(n) There are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Permitted Liens.

(o) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(p) Neither Parent nor any Parent Subsidiary has (i) deferred any material Taxes that remain outstanding or (ii) claimed any material Tax credits, in each case, under any COVID-19 Relief Programs, or the CARES Act, or other COVID-19 pandemic federal or state governmental programs or relief efforts.

Section 4.16 Insurance. All casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to Parent or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of Parent and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any failures to maintain insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, since January 1, 2020, no notice of cancellation or termination has been received by Parent or its Subsidiaries with respect to any such insurance policy.

Section 4.17 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its material real properties and tangible assets, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.18 Intellectual Property.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, (i) all registered Marks, Domain Names, Patents, and Copyrights, including any pending applications to register any of the foregoing, owned or purported to be owned (in whole or in part) by Parent or any of its Subsidiaries (collectively, “Parent Registered IP”) (other than patent applications or applications to register trademarks) are valid, subsisting and, to the knowledge of Parent, enforceable and (ii) no Parent Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Parent, no such action is or has been threatened with respect to any of the Parent Registered IP.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, Parent or its Subsidiaries own exclusively, free and clear of any and all Liens other than Permitted Liens, all Parent Registered IP and all other Intellectual Property that is material to the businesses of Parent or any of its Subsidiaries other than Intellectual Property owned by a third party that is licensed to Parent or a Subsidiary thereof (such licensed Intellectual Property, together with the Intellectual Property owned by Parent or its Subsidiaries, the “Parent Business IP”). The Parent Business IP constitutes all material Intellectual Property used in or otherwise necessary for the conduct of the businesses of Parent or any of its Subsidiaries as currently conducted.

(c) None of the activities or operations of Parent or any of its Subsidiaries (including the use of any Intellectual Property in connection therewith) have infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property of any third party, and neither Parent nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, dilution or other violation is or may be occurring or has or may have occurred, except where any such infringement, misappropriation, dilution or other violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. To Parent’s knowledge, no third party is misappropriating, infringing, diluting or otherwise violating in any material respect any material Intellectual Property owned (or purported to be owned) by or exclusively licensed to Parent or any of its Subsidiaries that is material to any of the businesses of Parent or any of its Subsidiaries. No Intellectual Property (i) owned (or purported to be owned) by or (ii) to Parent’s knowledge, exclusively licensed to Parent or any of its Subsidiaries that is material to any of the businesses of Parent or any of its Subsidiaries, in each case is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Parent or any of its Subsidiaries.

(d) Each of Parent and its Subsidiaries has taken reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and the secrecy, confidentiality, and value of all Trade Secrets used in any of the businesses of Parent or any of its Subsidiaries (the “Parent Business Trade Secrets”), including entering into appropriate confidentiality agreements with all officers, directors, employees, and other Persons with access to the Parent Business Trade Secrets. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, none of the Parent Business Trade Secrets has been disclosed or authorized to be disclosed to any Person other than to employees or agents of Parent or its Subsidiaries for use in connection with the businesses of Parent or its Subsidiaries or pursuant to a confidentiality or non-disclosure agreement that reasonably protects the interest of Parent and its Subsidiaries in and to such matters. To the knowledge of Parent, no unauthorized disclosure of any Parent Business Trade Secrets has occurred. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, all Persons who have contributed to, developed or conceived any Intellectual Property in the course of their employment or engagement with Parent or any of its Subsidiaries have done so pursuant to a valid and enforceable written agreement that irrevocably assigns to Parent or its Subsidiaries exclusive ownership of each such Person’s contribution, development or conception and all Intellectual Property embodied therein or arising therefrom.

(e) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, the execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s or any of its Subsidiaries’ rights or obligations under, any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

Section 4.19 Data Privacy and Cybersecurity.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries are and have been in compliance with all applicable Privacy Requirements, and neither Parent nor any of its Subsidiaries has received any written notice or claim alleging any violation thereof, or been subject to any audit or investigation relating thereto.

(b) Parent and its Subsidiaries have implemented commercially reasonable and appropriate technical, physical, and organizational measures and security systems and technologies to ensure the integrity and security of Personal Information and all Parent data and to prevent any destruction, loss, alteration, corruption or misuse of or unauthorized disclosure or access thereto. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries have experienced any data security breach or security incident in which Personal Information was or may have been stolen, lost, unavailable, destroyed, altered or improperly accessed, disclosed or used without authorization. To the knowledge of Parent, no circumstance has arisen in which any Privacy Law would require Parent or any of its Subsidiaries to notify a Person or Governmental Entity of a data security breach or security incident.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, the performance of this Agreement by Parent will not violate any Privacy Requirements. Upon execution of this Agreement, each of Parent and its Subsidiaries shall continue to have the right to use and process any Personal Information collected, processed or used by it before the date of this Agreement in order to be able to conduct the ordinary course of its business.

Section 4.20 Related Party Transactions. Since January 1, 2020 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent, on the other hand (other than Parent’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in Parent SEC Documents.

Section 4.21 Certain Payments. During the past five years, neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees acting on behalf of Parent or any of its Subsidiaries) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees or a foreign or domestic government-owned entity, (c) has violated or is violating any provision of Anti-Corruption Laws, (d) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured, (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (d), (f) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, or (g) has violated or is violating any Law that prohibits commercial bribery, domestic corruption, or money laundering and the standards established by the Financial Action Task Force on Money Laundering.

Section 4.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co LLC and Guggenheim Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.23 International Trade Laws.

(a) Parent and its Subsidiaries, and, to the knowledge of Parent, their respective directors, executives, representatives, agents or employees acting on behalf of Parent or its Subsidiaries, are, and have been for the past five years, in compliance with International Trade Laws and have not taken any action that violates, evades or avoids, or attempts to violate, evade or avoid International Trade Laws except in each case as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, executives, or employees, representatives or agents acting on behalf of Parent or its Subsidiaries, currently or in the past five years: (i) is or has been a Sanctioned Person or has acted, directly or indirectly, on behalf of a Sanctioned Person; (ii) is unlawfully conducting or has unlawfully conducted any business or engaged in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person; or (iii) is unlawfully dealing in or has unlawfully dealt in, or otherwise engaged in, any transaction relating to, any property or interests in property of any Sanctioned Person.

(b) Parent and its Subsidiaries have adopted and implemented policies and procedures reasonably designed to prevent, detect and deter violations of applicable International Trade Laws.

Section 4.24 Merger Sub. Merger Sub is an entity incorporated pursuant to the laws of the state of Delaware and was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and since its date of formation, has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger.

Section 4.25 State Takeover Laws. The restrictions applicable to business combinations contained in Indiana Code § 23-1-42 (the Indiana Control Shares Acquisition Chapter) and Indiana Code § 23-1-43 (the Indiana Business Combinations Chapter) are inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby. No other Takeover Laws or any similar anti-takeover provision in the Parent Charter or Parent Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.26 Opinion of Financial Advisors. Parent has received the opinions of Lazard Frères & Co LLC and Guggenheim Securities, LLC, dated the date of this Agreement, each to the effect that, as of such date and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement. None of Parent, Merger Sub or any other Person will have or be subject to any liability to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except (i) as consented to in writing in advance by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by any Governmental Entity or any applicable Law (including any COVID-19 Measures), (iv) for reasonable actions taken in response to COVID-19 (including all COVID-19 Measures) that are taken in good faith and are consistent with reasonable commercial practice in response to COVID-19 and with respect to which the Company has reasonably consulted with Parent (to the extent practicable) or (v) as otherwise specifically required, contemplated or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers and key employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it; provided, however, that the failure to take any action expressly prohibited by or the taking of any action specifically addressed by the covenants and agreements set forth in the next sentence by the Company or any of its Subsidiaries shall not be deemed to be a breach by the Company or its Subsidiaries of the covenants and agreements set forth in this sentence. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except (1) as set forth in Section 5.1(a) of the

Company Disclosure Letter, (2) as consented to in writing in advance by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (3) as required by any Governmental Entity or any applicable Law (including any COVID-19 Measures), (4) for reasonable actions taken in response to COVID-19 (including all COVID-19 Measures) that are taken in good faith and are consistent with reasonable commercial practice in response to COVID-19 and with respect to which the Company has reasonably consulted with Parent (to the extent practicable) or (5) as otherwise specifically required, contemplated or permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, other than repurchases of shares of Company Common Stock in connection with the vesting or settlement of Company Stock Awards, in each case outstanding as of the Measurement Date in accordance with the present terms of the Company Equity Plans and applicable award agreements of such Company Stock Awards or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date hereof (other than the issuance of shares of Company Common Stock upon the exercise of Company Options or settlement of Company RSUs outstanding on the Measurement Date in accordance with their terms as in effect on such date);

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(iv) directly or indirectly acquire, agree to acquire, or make an offer to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the business of the Company and its Subsidiaries, taken as a whole, other than inventory acquired in the ordinary course of business;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any properties, assets or rights that are material to the business of the Company and its Subsidiaries, taken as a whole, or any interest therein, except (A) sales of inventory or equipment in the ordinary course of business consistent with past practice, (B) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries, (C) in connection with Indebtedness permitted to be incurred pursuant to Section 5.01(a)(vii) or (D) with respect to obsolete assets or (E) for sales, leases, licenses or other dispositions of properties, assets or rights with a fair market value not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than such transactions among wholly-owned Subsidiaries of the Company;

(vii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness, in each case, except for Indebtedness for borrowed money and Indebtedness under working capital, operating capital, and equipment/project financing facilities and arrangements such as revolving credit facilities, equipment loans and leases, purchase card facilities, credit/debit card facilities, cash management facilities (including controlled disbursement, ACH facilities, credit card processing facilities, foreign exchange, overdraft lines, accounts or services) and letter of credit facilities (including the application for and issuance of letters of credit for the account of the Company and/or its Subsidiaries) not to exceed $20,000,000 in aggregate principal amount incurred in the ordinary course of business consistent with past practice, so long as such Indebtedness (x) can be prepaid at par at any time without premium or penalty and (y) is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) or (B) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company, other than trade credit and similar loans and advances made to employees, customers and suppliers in the ordinary course of business not to exceed $15,000,000 in the aggregate;

(viii) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto, except for (A) capital expenditures not to exceed the amounts set forth in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Company Disclosure Letter or (B) capital expenditures not to exceed $20,000,000 in the aggregate incurred in the ordinary course of business consistent with past practice;

(ix) other than as permitted by Section 5.1(a)(vii) and Section 5.1(a)(xi), (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any Indebtedness owed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, or (C) waive, release, grant or transfer any right of value material to the business of the Company and its Subsidiaries, taken as a whole;

(x) (A) modify, amend, terminate, cancel or extend any Company Material Contract or (B) enter into any Contract that if in effect on the date hereof would be a Company Material Contract, in each case, outside of the ordinary course of business consistent with past practice;

(xi) commence any Action (other than an Action in connection with an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of (A) reserves reflected in the most recent audited financial statements of the Company included in the Company SEC Documents filed prior to the date hereof or (B) if not subject to reserves reflected on the Company’s financial statements included in the Company SEC Documents, $2,000,000 individually or $10,000,000 in the aggregate, in any case, without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xii) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its assets material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii) settle or compromise any material liability for Taxes; amend any material Tax Return, or file any claims for material Tax refunds; make, revoke or modify any material Tax election; file any material Tax Return other than on a basis consistent with past practice; consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material amount of Taxes; enter into any Tax Agreement (other than a customary Tax indemnification provision contained in an ordinary course commercial agreement not primarily related to Taxes) or any closing or other similar agreement, in each case, with respect to material Taxes; or change any material method of accounting for Tax purposes;

(xiv) change its fiscal year;

(xv) other than as required by any Company Plan or collective bargaining agreement in effect as of the date hereof and made available to Parent, (A) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, (B) grant or pay to any current or former director, officer, employee or independent contractor any severance, change in control or termination pay, or modifications thereto or increases therein, (C) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or awards made thereunder) except as required to comply with any applicable Law or any Company Plan in effect as of the date hereof, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or other Contract, (E) adopt any new employee benefit or compensation plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or independent contractor, other than as required by applicable Law or (F) adopt, enter into, amend, modify or terminate any collective bargaining agreement, similar labor agreement or works council agreement;

(xvi) hire (A) employees at the executive leadership team of the Company or higher or (B) any other employees with annual salary or wages in excess of $250,000, other than in the case of clause (B), in connection with filling a position that is filled as of the date hereof, but that becomes vacant thereafter, and provided that the Company has first reasonably consulted with Parent;

(xvii) terminate any employees of the Company or its Subsidiaries or otherwise cause any employees of the Company or its Subsidiaries to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with the Company’s past practices);

(xviii) fail to keep in force any insurance policies or replacement or revised provisions regarding insurance coverage material to the business of the Company and its Subsidiaries, taken as a whole, with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(xix) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xx) enter into any new line of business outside of its existing business;

(xxi) enter into any new lease or amend in any material respect the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $5,000,000 (other than any renewal in the ordinary course of business on the existing terms of such lease with commercially reasonable increases in pricing terms); or

(xxii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except (i) as consented to in writing in advance by the Company (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required by any Governmental Entity or any applicable Law (including any COVID-19 Measures), (iii) for reasonable actions taken in response to COVID-19 (including all COVID-19 Measures) that are taken in good faith and are consistent with reasonable commercial practice in response to COVID-19 and with respect to which Parent has reasonably consulted with the Company (to the extent practicable) or (iv) as otherwise specifically required, contemplated or permitted by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in all material respects in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers and key employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it; provided, however, that the failure to take any action expressly prohibited by or the taking of any action specifically addressed by the covenants and agreements set forth in the next sentence by Parent or any of its Subsidiaries shall not be deemed to be a breach by Parent or its Subsidiaries of the covenants and agreements set forth in this sentence. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except (1) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (2) as consented to in writing in advance by the Company (such consent not to be unreasonably withheld, conditioned or delayed), (3) as required by any Governmental Entity or any applicable Law (including any COVID-19 Measures), (4) for reasonable actions taken in response to COVID-19 (including all COVID-19 Measures) taken in good faith and are consistent with reasonable commercial practice in response to COVID-19 and with respect to which Parent has reasonably consulted with the Company (to the extent practicable) or (5) as otherwise specifically required, contemplated or permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (1) dividends by a Subsidiary of Parent not to exceed $15,000,000 in the aggregate, or (2) regular quarterly cash dividends payable by Parent in respect of the Parent Common Stock with declaration, record and payment dates consistent with Parent’s past practices and in an amount per share of Parent Common Stock as approved by the Parent Board in the ordinary course of business, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or any options, warrants, or rights to acquire any such shares or other equity interests, other than (1) repurchases of shares of Parent Common Stock in connection with the vesting or settlement of Parent Options, in each case outstanding as of the Measurement Date in accordance with the present terms of Parent’s equity plans and applicable award agreements of such Parent Options or (2) repurchases of shares of Parent Common Stock up to $500,000,000, in the aggregate, pursuant to an open-market repurchase program for the prevailing market price or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests (other than transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among the Parent’s wholly owned Subsidiaries) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, in each case other than (x) pursuant to Contracts as in effect on the date hereof, (y) the issuance of shares of Parent Common Stock, Parent Options, Parent RSUs, Parent performance share units or other equity awards for any commercially reasonable compensatory purpose or (z) in an amount not to exceed $100,000,000 in the aggregate in connection with any strategic transaction entered into on arms’ length terms;

(iii) amend or otherwise change, or authorize or propose to amend or otherwise change, the certificate of incorporation or by-laws (or similar organizational documents) (whether by merger, consolidation, conversion or otherwise) of Parent;

(iv) directly or indirectly acquire, agree to acquire, or make an offer to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the business of Parent and its Subsidiaries, taken as a whole, other than inventory acquired in the ordinary course of business, except, in each case, for acquisitions with a value or purchase price not in excess of $1,000,000,000 in the aggregate;

(v) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than such transactions among wholly owned Subsidiaries of Parent;

(vi) change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets; or

(vii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Section 5.2 No Solicitation.

(a) No Solicitation by the Company.

(i) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in this Section 5.2(a), the Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries to, directly or indirectly, (A) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, or furnish any non-public information or data to, any Person (other than Parent or any of its Affiliates or any of their respective Representatives) that is reasonably likely to be considering or seeking to make a Company Acquisition Proposal, in each case relating to, or as would reasonably be expected to lead to, a Company Acquisition Proposal, or (C) agree or propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the Representatives of the Company and its Subsidiaries to, (1) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (2) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and (3) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit or delay the counterparty from making an unsolicited Company Acquisition Proposal to the Company Board in compliance with this Section 5.2(a) and (II) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law).

(ii) Notwithstanding anything to the contrary contained herein or in Section 5.2(a)(i), if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (A) the Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (B) such Company Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2(a), (C) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, and (D) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company may, before (but not after) the Company Stockholder Approval is obtained, directly or indirectly through its Representatives, (x) furnish information (including material non-public information) with respect to the Company and its Subsidiaries and provide access to the business, properties, assets, books and records of the Company and its Subsidiaries to the Person making such Company Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 5.2(a) and (II) that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person and its Representatives making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.2(a)(i), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosures of such information to Parent or its Representatives.

(iii) Subject to Section 5.2(a)(iv) and Section 5.2(a)(x), neither the Company Board nor any committee thereof shall:

(A) (1) withdraw (or modify or qualify in any manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (2) recommend or otherwise declare advisable the approval by the Company stockholders of any Company Acquisition Proposal, (3) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such a tender or exchange offer by the close of business by the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (4) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby within 10 Business Days following receipt of a written notice from Parent requesting such reaffirmation, delivered after a Company Acquisition Proposal has become publicly known or (5) agree or propose to take any such actions (each such action set forth in this Section 5.2(a)(iii)(A) being referred to herein as a “Company Adverse Recommendation Change”); or

(B) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal, or resolve, agree or propose to take any such actions.

(iv) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2(a), (x) make a Company Adverse Recommendation Change in response to a Company Superior Proposal or (y) terminate this Agreement in accordance with Section 7.1(d)(iii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Company Superior Proposal; provided, however, that the Company may not make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iii) in response to a Company Superior Proposal unless:

(1) the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the material terms and conditions of (including price), and the identity of the Person making, such Company Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Company Superior Proposal shall require a new written notice by the Company and a new three Business Day period); and

(2) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Superior Proposal continues to be a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change or terminate this Agreement, as applicable, would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; and

(3) during the four Business Day period prior to its effecting a Company Adverse Recommendation Change as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Company Termination Fee pursuant to Section 7.3(b), if applicable).

(v) In addition to the obligations of the Company set forth in Section 5.2(a)(ii) and Section 5.2(a)(iii), the Company promptly (and in any event within 24 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, in each case, together with a description of the material terms and conditions of and facts surrounding any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification of such proposal and the status of any discussions or negotiations relating thereto) of any such Company Acquisition Proposal, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(vi) The Company agrees that any violation of the restrictions set forth in this Section 5.2(a) by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(vii) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2(a), and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(viii) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the

DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(ix) Subject to Section 5.2(a)(iii)(A), nothing contained in Section 5.2(a)(i) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to the Company’s stockholders in favor of the approval of this Agreement and the Merger in such disclosure and expressly rejects any applicable Company Acquisition Proposal.

(x) Notwithstanding anything to the contrary in Section 5.2(a)(iii), the Company Board may, at any time prior to (but not after) obtaining the Company Stockholder Approval, effect a Company Adverse Recommendation Change if (i) a Company Intervening Event occurs and (ii) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board has first (x) caused the Company to provide to Parent at least four Business Days’ prior written notice of its intent to effect such Company Adverse Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused the Company and its Representatives to negotiate, to the extent Parent so wishes to negotiate, during such four Business Day period following delivery of such notice, in good faith with Parent concerning any revisions to the terms of this Agreement that Parent wishes to propose in response to such Company Intervening Event, and (z) after complying with clause (x) and clause (y) above, determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event continues to be reasonably likely to be inconsistent with its fiduciary duties under applicable Law after taking into account any changes committed in writing to be made to this Agreement by Parent.

(xi) For purposes of this Agreement:

(A) “Company Acquisition Proposal” means any proposal or offer from any Person with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (1) assets or businesses of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (2) 20% or more of any class of capital stock, other equity securities or voting power of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets of the Company and its Subsidiaries, taken as a whole, in each case, other than the Merger and other transactions contemplated by this Agreement;

(B) “Company Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval; provided, that in no event shall (x) any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event or (y) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company be deemed to be a Company Intervening Event (it being understood that the underlying cause of any of the foregoing in this clause (y) may be taken into account); and

(C) “Company Superior Proposal” means any unsolicited bona fide binding written Company Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account at the time of the determination all relevant circumstances, including the various legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and all the terms and conditions of such proposal and this Agreement, is (1) more favorable to the stockholders of the Company from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (2) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Company Superior Proposal,” references in the term “Company Acquisition Proposal” to “20%” shall be deemed to be references to “50%.”

(b) No Solicitation by Parent.

(i) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in this Section 5.2(b), Parent shall not, and shall not permit or authorize any of its Subsidiaries or Representatives of Parent or any of its Subsidiaries to, directly or indirectly, (A) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, or furnish any non-public information or data to, any Person (other than the Company or any of its Affiliates or any of their respective Representatives) that is reasonably likely to be considering or seeking to make a Parent Acquisition Proposal, in each case relating to, or as would reasonably be expected to lead to, a Parent Acquisition Proposal, or (C) agree or propose to do any of the foregoing. Parent shall, and shall cause each of its Subsidiaries and the Representatives of Parent and its Subsidiaries to, (1) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (2) request the prompt return or destruction of all confidential information previously furnished with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, and (3) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which shall include seeking any injunctive relief available to enforce such agreement (provided, that Parent shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit or delay the counterparty from making an unsolicited Parent Acquisition Proposal to the Parent Board in compliance with this Section 5.2(b) and (II) would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law).

(ii) Notwithstanding anything to the contrary contained herein or in Section 5.2(b)(i), if at any time following the date of this Agreement and prior to obtaining the Parent Shareholder Approval, (A) Parent receives a written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (B) such Parent Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2(b), (C) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Parent Acquisition Proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal, and (D) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then Parent may, before (but not after) the Parent

Shareholder Approval is obtained, directly or indirectly through its Representatives, (x) furnish information (including material non-public information) with respect to Parent and its Subsidiaries and provide access to the business, properties, assets, books and records of the Parent and its Subsidiaries to the Person making such Parent Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) Parent shall provide the Company a non-redacted copy of each confidentiality agreement Parent has executed in accordance with this Section 5.2(b) and (II) that any non-public information provided to any such Person shall have been previously provided to the Company or shall be provided to the Company prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person and its Representatives making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal. Parent shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive non-public information in connection with the actions permitted by this Section 5.2(b)(i), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on Parent, which procedures shall be consistent in all material respects with Parent’s practices in dealing with the disclosures of such information to the Company or its Representatives.

(iii) Subject to Section 5.2(b)(iv) and Section 5.2(b)(x), neither the Parent Board nor any committee thereof shall:

(A) (1) withdraw (or modify or qualify in any manner adverse to the Company) the recommendation or declaration of advisability by the Parent Board or any such committee of the Share Issuance, (2) recommend or otherwise declare advisable the approval by the Parent shareholders of any Parent Acquisition Proposal, (3) make any public recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a “stop, look and listen” communication by its board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act or fail to recommend against acceptance of such a tender or exchange offer by the close of business by the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (4) other than with respect to a tender offer or exchange offer, fail to publicly reaffirm the recommendation or declaration of advisability by the Parent Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby within 10 Business Days following receipt of a written notice from the Company requesting such reaffirmation, delivered after a Parent Acquisition Proposal has become publicly known or (5) agree or propose to take any such actions (each such action set forth in this Section 5.2(b)(iii)(A) being referred to herein as a “Parent Adverse Recommendation Change”); or

(B) cause or permit Parent or any of its Subsidiaries to enter into any Alternative Acquisition Agreement, in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Parent Acquisition Proposal, or resolve, agree or propose to take any such actions.

(iv) Notwithstanding the foregoing, at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may, if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Company pursuant to this Section 5.2(b), (x) make a Parent Adverse Recommendation Change in response to a Parent Superior Proposal or (y) terminate this Agreement in accordance with Section 7.1(c)(iii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Parent Superior Proposal; provided, however, that Parent may not make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iii) in response to a Parent Superior Proposal unless:

(1) Parent notifies the Company in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the material terms and conditions of (including price), and the identity of the Person making, such Parent Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Parent Superior Proposal shall require a new written notice by Parent and a new three Business Day period); and

(2) if the Company makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Parent Superior Proposal continues to be a Parent Superior Proposal and that the failure to make a Parent Adverse Recommendation Change or terminate this Agreement, as applicable, would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; and

(3) during the four Business Day period prior to its effecting a Parent Adverse Recommendation Change as referred to above, Parent shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company. Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Parent Termination Fee pursuant to Section 7.3(c), if applicable).

(v) In addition to the obligations of Parent set forth in Section 5.2(b)(ii) and Section 5.2(b)(iii), Parent promptly (and in any event within 24 hours of receipt) shall advise the Company in writing in the event Parent or any of its Subsidiaries or Representatives receives any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Acquisition Proposal, in each case, together with a description of the material terms and conditions of and facts surrounding any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent shall keep the Company informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any material amendment or modification of such proposal and the status of any discussions or negotiations relating thereto) of any such Parent Acquisition Proposal, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(vi) Parent agrees that any violation of the restrictions set forth in this Section 5.2(b) by any Representative of Parent or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent.

(vii) Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 5.2(b), and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(viii) Parent shall not take any action to exempt any Person (other than the Company and its Affiliates) from the restrictions on “business combinations” contained in Indiana Code § 23-1-43 (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(ix) Subject to Section 5.2(b)(iii)(A), nothing contained in Section 5.2(b)(i) shall prohibit Parent from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Parent Board expressly reaffirms its recommendation to Parent’s shareholders in favor of the Share Issuance in such disclosure and expressly rejects any applicable Parent Acquisition Proposal.

(x) Notwithstanding anything to the contrary in Section 5.2(b)(iii), the Parent Board may, at any time prior to (but not after) obtaining the Parent Shareholder Approval, effect a Parent Adverse Recommendation Change if (i) a Parent Intervening Event occurs and (ii) the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Parent Board has first (x) caused Parent to provide to the Company at least four Business Days’ prior written notice of its intent to effect such Parent Adverse Recommendation Change, which shall specify in reasonable detail the circumstances related to such determination, (y) caused Parent and its Representatives to negotiate, to the extent the Company so wishes to negotiate, during such four Business Day period following delivery of such notice, in good faith with the Company concerning any revisions to the terms of this Agreement that the Company wishes to propose in response to such Parent Intervening Event, and (z) after complying with clause (x) and clause (y) above, determined in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to effect a Parent Adverse Recommendation Change in response to such Parent Intervening Event continues to be reasonably likely to be inconsistent with its fiduciary duties under applicable Law after taking into account any changes committed in writing to be made to this Agreement by the Company.

(xi) For purposes of this Agreement:

(A) “Parent Acquisition Proposal” means any proposal or offer from any Person with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (1) assets or businesses of Parent and its Subsidiaries that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Parent’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of Parent and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (2) 20% or more of any class of capital stock, other equity securities or voting power of Parent or any of its Subsidiaries whose business constitutes 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Parent’s most recently completed fiscal quarter) or assets of Parent and its Subsidiaries, taken as a whole, in each case, other than the Merger and other transactions contemplated by this Agreement;

(B) “Parent Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the Parent Board on the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to the Parent Shareholder Approval; provided, that in no event shall (x) any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal constitute a Parent Intervening Event or (y) the mere fact, in and of itself, that Parent meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period, or changes in the market price or trading volume of the Parent Common Stock or the credit rating of Parent be deemed to be a Parent Intervening Event (it being understood that the underlying cause of any of the foregoing in this clause (y) may be taken into account); and

(C) “Parent Superior Proposal” means any unsolicited bona fide binding written Parent Acquisition Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account at the time of the determination all relevant circumstances, including the various legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, and all the terms and conditions of such proposal and this Agreement, is (1) more favorable to the shareholders of Parent from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Company in response to such proposal) and (2) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Parent Superior Proposal,” references in the term “Parent Acquisition Proposal” to “20%” shall be deemed to be references to “50%.”

Section 5.3 Preparation of Form S-4 and Proxy Statement; Stockholders’ Meetings.

(a) As promptly as practicable after the date of this Agreement (and in any event within 45 calendar days after the date hereof), the Company and Parent shall (i) prepare and file with the SEC a joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the stockholders of the Company relating to the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and the special meeting of Parent’s shareholders (the “Parent Shareholders Meeting”) to be held to consider the approval of the Share Issuance and (ii) prepare, and Parent shall cause to be filed with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock subject to the Share Issuance. The parties shall consult each other in connection with setting a preliminary record date for each of the Company Stockholders Meeting and the Parent Shareholders Meeting and shall commence a broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the Share Issuance and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon and without the other’s prior approval (which shall not be unreasonably withheld). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in the Share Issuance for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company and shareholders of Parent; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company and Parent shall mutually agree upon a date, which shall be the same date, for the Company Stockholders Meeting and the Parent Shareholders Meeting, and the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder

Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares of Company Common Stock for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) or clause (ii)(B) of this Section. Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date mutually agreed with Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares or Company Common Stock for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.2(a)(ii), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that, notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) the Company’s obligations pursuant to this Section 5.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change.

(c) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Parent and the Company shall mutually agree upon a date, which shall be the same date, for the Company Stockholders Meeting and the Parent Shareholders Meeting, and Parent shall duly call, give notice of, convene and hold the Parent Shareholders Meeting for the purpose of obtaining the Parent Shareholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Parent may postpone or adjourn the Parent Shareholder Meeting solely (i) with the consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Shareholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s shareholders prior to the Parent Shareholders Meeting; provided, that Parent may not postpone or adjourn the Parent Shareholders Meeting more than a total of two times pursuant to clause (ii)(A) or clause (ii)(B) of this Section. Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Shareholders Meeting to a date mutually agreed with the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Shareholder Approval; provided, that Parent shall not be required to adjourn the Parent Shareholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of a Parent Adverse Recommendation Change specifically permitted by Section 5.2(b)(ii), Parent, through the Parent Board, shall (i) recommend to its shareholders that they approve the Share Issuance and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, Parent agrees that, notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Shareholder Approval and (y) Parent’s obligations pursuant to this Section 5.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Adverse Recommendation Change.

Section 5.4 Access to Information; Confidentiality. Each party shall, and shall cause each of its Subsidiaries to, afford to the other parties and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, each party shall, and shall cause each of its Subsidiaries to, furnish promptly to the other parties all other information concerning its business, properties and personnel as the other parties may reasonably request for purposes of completing the Merger or for a bona fide business purpose (including Tax Returns filed and those in preparation and the work papers of its auditors, and including, with respect to the Company, making available to Parent each of the items set forth on Section 5.4 of the Company Disclosure Letter); provided, however, that the foregoing shall not require any party to disclose any information (a) if providing such access would unreasonably disrupt such party’s operations, (b) that is a trade secret of a third party or is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (c) the disclosure of which would violate any Law applicable to such party or any of its Representatives (provided, however, that withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), or (d) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege); provided, further, that the foregoing shall not require the Company, Parent or any of their respective Subsidiaries to permit any environmental testing or sampling or subsurface investigations, including surface and subsurface soils and water, soil gas, air or building materials, on any of the properties owned, leased or operated by it or any of its respective Subsidiaries. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company, dated as of December 6, 2022 (the “Confidentiality Agreement”); provided, that the parties hereto agree that the provisions of paragraph 7 of the Confidentiality Agreement shall terminate immediately and no longer be in force and effect from and after the date of this Agreement. No investigation pursuant to this Section 5.4 or information provided, made available or delivered to a party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.5 Regulatory Approvals; Consents.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including (A) filing a Notice and Report Form under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as promptly as reasonably practicable and in any event within 10 Business Days of the date of this Agreement (unless otherwise mutually agreed upon in writing), (B) filing all other filings and submissions (or substantially complete drafts thereof, as applicable) required under any other applicable antitrust, competition, fair trade or similar applicable Laws (collectively, together with the HSR Act, “Antitrust Laws”) as promptly as reasonably practicable (and in any event within 30 Business Days of the date of this Agreement unless otherwise mutually agreed by Parent and the Company in writing), (C) filing all other filings and submissions (or substantially complete drafts thereof, as applicable) required or advisable (as determined pursuant to Section 5.5(a) of the Company Disclosure Letter), as applicable, under any Foreign Investment Laws as promptly as practicable following the date of this Agreement and (D) filings and notices required by the FCC, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement (unless otherwise mutually agreed upon in writing); provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Subject to Parent’s material compliance with the other provisions of this Section 5.5, Parent has the sole right to control and direct all strategy in connection with review of the transactions contemplated by this Agreement by any Governmental Entity, or any litigation by, or negotiations with, any Governmental Entity or other Person relating to the transaction under the HSR Act or any other Antitrust Law or Foreign Investment Law and will take the lead in all meetings, discussions, and communications with any Governmental Entity relating to obtaining approval of the transactions contemplated by this Agreement provided that Parent will consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy. Each of the parties hereto shall promptly furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable, including responding as promptly as reasonably practicable and advisable to requests for additional information or inquiries from any Governmental Entity. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection therewith.

(b) The obligations of Parent under this Section 5.5 include Parent (i) agreeing or proffering to divest or hold separate (in a trust or otherwise, and whether by a consent decree, hold separate order or otherwise), lease, license, transfer, dispose of, commit to behavioral or conduct remedies, or otherwise encumber, limit or impair or take any other action (or refrain from taking any action) with respect to, any of the assets or businesses of the Company, Parent or any of their respective Subsidiaries contemporaneously with or subsequent to the Effective Time and (ii) contesting, and seeking to have vacated, lifted, reversed or overturned any decree, order, judgment, or Action seeking to prevent the Merger, in each case, as a condition or in order to obtain the Required Governmental Consents; provided, however, that in the case of clause (i), neither Parent nor any of its Affiliates shall be required to take any action (or refrain from taking any action) if the taking of any such action (or omission) would have or would reasonably be expected to have, individually or in the aggregate, a material impact on either (x)(A) the Company and its Subsidiaries (taken as a whole) or (B) Parent and its Subsidiaries (taken as a whole), but, for purposes of this clause (B), Parent and its Subsidiaries (taken as a whole) shall be deemed to be the same size as the Company and its Subsidiaries (taken as a whole) or (y) the reasonably expected benefits of the Merger.

(c) Except as specifically required by this Agreement and notwithstanding anything contained in Section 5.1(b)(iv), Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly acquire, agree to acquire, or make an offer to acquire by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof, the effect of which would be to materially delay, impede, or prevent the ability of the parties to consummate the Merger and the other transactions contemplated hereby.

Section 5.6 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, the parties shall cooperate in good faith and shall take any and all steps necessary to cause such Takeover Law to cease to apply such that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby, as further set forth in Section 5.6 of the Company Disclosure Letter.

Section 5.7 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity in connection with the transactions contemplated hereby, or (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relates to the transactions contemplated hereby; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder; provided, further, that failure to give prompt notice pursuant to this Section 5.7 shall not constitute a failure of a condition to the Merger set forth in Article VI, except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure. The parties agree and acknowledge that neither the Company nor Parent’s compliance or failure of compliance with this Section 5.7 shall be taken into account for purposes of determining whether the conditions referred to in Section 6.2(b) or Section  6.3(b) shall have been satisfied.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time for a period of six years, Parent will cause the Surviving Corporation to, and the Surviving Corporation shall cause the bylaws of the Surviving Corporation to provide that the Surviving Corporation will, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries who, at the request of the Company or any of its Subsidiaries while so serving as a director or officer of the Company, as applicable, is or was previously serving as a director, officer, employee or agent (which, for purposes hereof, shall include a trustee, fiduciary, partner or manager or similar capacity) of another Person (in each case, when acting in such capacity), determined as of the Effective Time, from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement (including all interest, assessments and other charges) or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such Person is or was an officer or director of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or the applicable Subsidiary of the Company would have been permitted under applicable Law and under its certificate of incorporation or by-laws or other governing documents in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall also advance fees, costs and expenses (including attorney’s fees and disbursements) as incurred to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and non-appealable judicial determination that such Person is not entitled to indemnification hereunder or thereunder); provided, further, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation, in each case to the extent a claim in connection therewith has been asserted prior to the sixth anniversary of the Effective Time, shall continue until the disposition or resolution of such matter.

(b) Parent and Merger Sub agree that all rights to indemnification existing in favor of the current or former directors and officers of the Company as provided in the Company Charter or Company Bylaws or in any indemnification agreement as in effect on the date hereof and which has previously been made available to Parent as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the sixth anniversary of the Closing Date with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.

(c) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable, in the aggregate, to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided further, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.8(b) in excess of 300% of the amount of the annual premiums paid by the Company for fiscal year 2022 for such purpose, it being understood that Parent shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

(d) In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.8.

(e) The provisions of this Section 5.8 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

Section 5.9 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.10 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 5.11 Stockholder Litigation. The Company shall give Parent the opportunity to participate in (but not control, it being understood that the Company will control), at Parent’s sole cost and expense, the defense and settlement of any stockholder litigation against the Company or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. Parent shall give the Company the opportunity to participate in (but not control, it being understood that Parent will control), at the Company’s sole cost and expense, the defense and settlement of any stockholder litigation against Parent or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement. No party shall enter into any settlement agreement in respect of any stockholder litigation against such party or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12 Certain Tax Matters.

(a) Intended Tax Treatment.

(i) The parties intend that the Merger qualifies for the Intended Tax Treatment. The Merger shall be reported by the parties for all applicable Tax purposes in accordance with the Intended Tax Treatment, and the parties will not take any inconsistent position on any Tax Return or during the course of any action, audit, or other similar proceeding with respect to Taxes, unless otherwise required by a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a)(1) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law). Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

(ii) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(iii) Each of the parties shall use its commercially reasonable efforts to cause the Merger to qualify for the Intended Tax Treatment, and no such party shall take or cause to be taken or knowingly fail to take or cause to be taken any action which could reasonably be expected to prevent or impede the Intended Tax Treatment.

(iv) The Company and Parent shall each use commercially reasonable efforts to cause the delivery of (A) any opinion of Gibson, Dunn, & Crutcher LLP, tax counsel for Parent (“Parent Tax Counsel”), or such other nationally recognized law or accounting firm reasonably acceptable to the Company or Parent, as applicable, with respect to the tax treatment of the Merger required to be rendered in connection with any filing described in Section 5.3 (the “S-4 Tax Opinion”) and (B) certain Tax certificates, each in substantially the form of Exhibit B and Exhibit C, attached hereto, with respect to the Company and Parent, respectively, dated as of the date such filing is declared effective by the SEC and signed by an officer of the Company or Parent, as applicable, containing representations and covenants, in each case, as reasonably necessary and appropriate to enable counsel to render the S-4 Tax Opinion. Further, the Company and Parent shall each use commercially reasonable efforts to cause the delivery, on the Closing Date but before the Effective Time, of certain Tax certificates, each in substantially the form of Exhibit B and Exhibit C, attached hereto, with respect to the Company and Parent, respectively, dated as of the Closing Date and signed by an officer of the Company or Parent, as applicable, containing representations and covenants, in each case, as reasonably necessary and appropriate to enable Jones Day (“Company Tax Counsel”) (or other counsel as applicable) to render the Closing Tax Opinion (as defined below) pursuant to Section 6.3(e) of this Agreement. Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants, and representations included in the certificates described in this Section 5.12(a)(iv).

(v) The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) Transfer Taxes.

(i) The Company and Parent shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(ii) For the avoidance of doubt, the Company and Parent shall reasonably cooperate in the preparation, execution, and filing of all Tax Returns, questionnaires, applications or other documents in connection with the German real estate transfer tax, including any filings or notifications that are required to be made, as determined in Parent’s reasonable discretion, in connection with the signing of this Agreement and with the Closing.

(iii) The Company and Parent shall reasonably cooperate between the date of this Agreement and the Closing to determine whether the transactions contemplated by this Agreement require any filings, notifications, or other documentation, or the payment of any Tax, in connection with Circular – SAT Notice [2015]7 (“Notice 7 ”). If Parent determines, in reasonable consultation with the Company, that Notice 7 is applicable, then (A) the Company and Parent shall cooperate in any filings that are required to be made, as determined in Parent’s reasonable discretion, with the applicable Governmental Entity in the People’s Republic of China, and (B) if any Tax is due in connection with Notice 7, then such Tax shall be timely paid by the Company and to the applicable Governmental Entity in the People’s Republic of China.

Section 5.13 Financing Matters. From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Section 7.1, each of the Company and Parent shall, and shall cause their respective Subsidiaries and their respective Representatives to, use reasonable best efforts (a) to obtain all necessary waivers, consents, amendments or approvals with respect to their respective material Contracts relating to Indebtedness, to the extent that the consummation of the transactions contemplated by this Agreement would result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, such Contracts relating to Indebtedness, (b) if requested by Parent, to refinance, renew or replace the Indebtedness under such Contracts on terms mutually agreeable to Parent and the Company, provided that the transactions contemplated by this Agreement would not result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, any Contract under which such Indebtedness is refinanced, renewed or replaced, or (c) to the extent that the waivers, consents, amendments or approvals contemplated by clause (a) are not obtained and such Indebtedness is not refinanced, renewed or replaced as contemplated by clause (b), in the case of Contracts relating to Indebtedness of Parent, to ensure that sufficient cash is available for the prompt payment in full of any Indebtedness under any such Contract and termination of any such Contract, or with respect to Contracts relating to Indebtedness of the Company, Parent will ensure that satisfactory arrangements have been made to repay in full, or cause the repayment in full of, any Indebtedness under any such Contract and terminate any such Contract upon the consummation of the Merger, in each case at or prior to the Closing Date. In connection with any refinancing, replacement or repayment in full of any Indebtedness of the Company, the Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under each Contract relating to Indebtedness of the Company, the repayment in full of all obligations, if any, outstanding thereunder, the release of any Liens securing such obligations (including the termination of any precautionary UCC financing statements and UCC financing statements evidencing the sale of receivables), and the release of any guarantees in connection therewith, in each case, on the Closing Date as of the Effective Time (such termination, repayment and releases, the “Credit Facility Terminations”). In furtherance and not in limitation of the foregoing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Parent at or prior to the Closing Date, executed payoff letters with respect to each of the Contracts relating to Indebtedness of the Company that, subject to the following sentence, Parent has requested be paid off (each, a “Payoff Letter”) in form and substance customary for transactions of this type (and drafts reasonably in advance thereof), from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which

Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that all Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Closing Date, be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 5.13 require the Company or any of its Subsidiaries to cause the Credit Facility Terminations to be effective unless and until the Effective Time has occurred and Parent has provided or caused to be provided to the Company or its Subsidiaries funds (or Parent has directed the Company or any of its Subsidiaries to use funds on their balance sheet) to pay in full the then-outstanding principal amount of and accrued and unpaid interest and fees under each Contract relating to Indebtedness of the Company.

Section 5.14 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their Representatives to, provide all customary cooperation and all customary financial and other information, in each case, that is reasonably requested by Parent in connection with any new financing by Parent in connection with the refinancing, replacement or repayment of any Indebtedness (the “Financing”), including cooperation with any customary due diligence process as reasonably requested by Parent or the providers of any such Financing and using commercially reasonable efforts to cause the Company’s independent accountants to provide any customary “comfort” letters (including customary “negative assurance” comfort for any applicable Financing) in connection with any such Financing; provided, that neither the Company nor any of its Subsidiaries shall be required to (i) become an issuer or an obligor with respect to the Financing prior to the Effective Time, (ii) cause any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any of its Subsidiary to take any action that would reasonably be expected to result in such Person incurring any personal liability, (iii) waive or amend any terms of this Agreement or (iv) incur any fees, expenses or other liabilities prior to the Effective Time for which it is not previously or simultaneously reimbursed and indemnified. The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos solely in connection with the marketing of the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(b) Parent shall (i) promptly upon written request by the Company, reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) actually incurred by the Company, its Subsidiaries and their respective Representatives in connection with the cooperation contemplated by this Section 5.14, and (ii) indemnify and hold harmless the Company, its Subsidiaries and its and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs and expenses (including reasonable attorney’s fees) suffered or incurred by them in connection with their cooperation with the Financing pursuant to this Agreement, the provision of information utilized in connection therewith (other than written information provided by or on behalf of the Company) and the cooperation contemplated by this Section 5.14, in each case, other than to the extent any such costs, expenses, liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties are the result of the gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, as determined by a court of competent jurisdiction by final and non-appealable judgment. This indemnification shall survive the termination of this Agreement.

(c) Parent expressly acknowledges and agrees that Parent’s obligations under this Agreement, including pursuant to Article VI are not conditioned in any manner whatsoever upon Parent obtaining any financing, including the Financing. Parent further acknowledges and agrees that the Company’s, its Subsidiaries’ or their respective Representatives’ compliance or failure of compliance with this Section 5.14 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.2(b) shall have been satisfied.

Section 5.15 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that (a) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company or Parent in compliance with this Section 5.15, (b) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.15, (c) the Company need not consult with Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change, in each case, in compliance with Section 5.2(a); and (d) Parent need not consult with the Company in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Parent Acquisition Proposal or Parent Adverse Recommendation Change, in each case, in compliance with Section 5.2(b). The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed.

Section 5.16 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17 Employee Matters.

(a) With respect to each employee of the Company and its Subsidiaries as of the Effective Time (the “Affected Employees”), for a period of 12 months following the Closing Date or, if shorter, through the termination of employment of the applicable Affected Employee, Parent shall provide each Affected Employee with (i) a base salary or wage rate, as applicable, and annual cash target bonus opportunity, in each case, that is no less than the base salary or wage rate, as applicable, and annual cash target bonus opportunity provided by the Company to such Affected Employee immediately prior to the Effective Time, and (ii) employee benefits (excluding defined benefit pension plans, nonqualified retirement plans, plans providing for retiree medical benefits, equity and other long-term incentives, and change in control and retention payments), in each case, that are no less favorable than either those provided by the Company to such Affected Employee immediately prior to the Effective Time or those provided by Parent to its similarly-situated employees.

(b) Parent will cause any employee benefit plans of Parent or a Subsidiary in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting, level of benefits (but not benefit accruals under any defined benefit pension plans), service by such employees as if such service were with Parent, but solely to the extent service was credited for the same purpose under an analogous Company Plan as of the Closing Date, and except to the extent it would result in a duplication of benefits.

(c) In the plan year in which the Closing Date occurs, Parent shall (i) use commercially reasonable efforts to cause any preexisting conditions or limitations and eligibility waiting periods under any group health plans of Parent and its Subsidiaries to be waived with respect to Affected Employees and their eligible dependents to the same extent waived under the corresponding Company Plan as of the Closing Date and (ii) give each Affected Employee credit for the plan year in which the Closing Date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date in such plan year under the corresponding Company Plan.

(d) Nothing contained in this Section 5.17, express or implied (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, or limit the ability of Parent or any of its Affiliates (including, following the Closing, the Company and is Subsidiaries) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them or (ii) is intended to confer upon any Person (including Affected Employees, employees, retirees, or dependents or beneficiaries of employees or retirees, or any labor or employee representative) any rights as a third-party beneficiary of this Agreement.

(e) Notwithstanding anything to the contrary in this Section 5.17, the terms and conditions of employment for any Affected Employee covered by a collective bargaining agreement, similar labor agreement or agreement with any works council immediately prior to the Effective Time shall continue to be governed by such agreement (as it may be amended in the future) and shall be consistent with applicable Law.

Section 5.18 Governance Matters.

(a) Subject to applicable Law and the listing and corporate governance rules and regulations of the NYSE that are applicable to Parent, Parent (i) shall take all necessary corporate action to increase the Parent Board to a total of 12 directors effective as of the Closing and (ii) shall take all necessary corporate action to provide that two individual members of the Company Board (such individuals, the “Company Board Designees”) be appointed to the Parent Board effective as of the Closing in accordance with the Parent Charter and Parent Bylaws. Company Board Designees shall be selected by the Company Board (provided such Person shall have consented to serve on the Parent Board following the Effective Time) and approved by the Parent Board. During the 12-month period following the Effective Date, the Parent Board shall not propose to remove any Company Board Designee other than for cause.

(b) In the event that the Closing occurs prior to Parent’s annual meeting of shareholders for the year in which the Closing takes place, subject to each such Company Board Designee’s continued willingness and ability to serve, Parent shall take such actions as may be necessary to nominate each such Company Board Designee for election to the Parent Board at Parent’s annual meeting for such year.

Section 5.19 Merger Sub; Parent Vote. During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the IBCL and in its capacity as the sole shareholder of Merger Sub, a written consent adopting this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) HSR Act; Antitrust. (i) Any applicable waiting period (and any extension thereof) under the HSR Act or any other applicable Antitrust Law relating to the transactions contemplated by this Agreement, as well as any agreement not to close embodied in a “timing agreement” between the parties and a Governmental Entity, shall have expired or been terminated, (ii) the other antitrust, competition, investment, trade regulation or similar consents, authorizations, orders or approvals, in each case, that are required under any Antitrust Law as set forth in Section 6.1(b) of the Company Disclosure Letter shall have been obtained or made or any applicable waiting period in respect thereof shall have expired or been terminated, and (iii) any consents, authorizations, orders or approvals, in each case, that are required under any Foreign Investment Law, the absence of which would prohibit the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained or made or any applicable waiting period in respect thereof shall have expired or been terminated (clauses (i), (ii) and (iii), the “Required Governmental Consents”).

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(d) NYSE Listing. The shares of Parent Common Stock issuable to the stockholders of the Company and to holders of Company Options as provided for in Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

Section 6.2 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1, Section 3.2(b), Section 3.4, Section 3.5(a)(i), Section 3.22, Section 3.23 and Section 3.28 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the representation set forth in Section 3.9(b)), all references to “materially,” “in all material respects,” “Material Adverse Effect” and similar materiality qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(d).

(d) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2(b), Section 4.4, Section 4.5(a)(i), Section 4.22 and Section 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) the representations and warranties set forth in Section 4.2(a) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent (it being understood that, for purposes of determining the accuracy of such representations and warranties (other than the representation in Section 4.9(b)), all references to “materially,” “in all material respects,” “Material Adverse Effect” and similar materiality qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(d).

(d) Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

(e) Tax Opinion. The Company shall have received, on the Closing Date, but before the Effective Time, a tax opinion (the “Closing Tax Opinion”) from Company Tax Counsel concluding that (i) for U.S. federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the Company, Merger Sub, and Parent will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn or adversely modified; provided, that if Company Tax Counsel indicates that it is unwilling or unable to deliver its Closing Tax Opinion,

(i) Parent Tax Counsel may, at the election of Parent, deliver the Closing Tax Opinion to the Company in satisfaction of this Section 6.3(e), or (ii) if Parent does not elect to have Parent Tax Counsel deliver such Closing Tax Opinion, the Company shall use its reasonable best efforts to obtain a Closing Tax Opinion from another nationally recognized tax counsel reasonably acceptable to the Company and Parent.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Shareholder Approval have been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before 12 months from the date of this Agreement (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose material breach of this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and non-appealable or if any Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of this Agreement has been the primary cause of, or the primary factor that resulted in, the issuance of such judgment, order, injunction, rule or decree or the failure to obtain a Required Governmental Consent;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a material breach of this Agreement; or

(iv) if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Share Issuance was taken; provided that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to obtain such Parent Shareholder Approval is proximately caused by any action or failure to act of Parent or Merger Sub that constitutes a material breach of this Agreement;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2(a) or Section 5.3(b), as to which Section 7.1(c)(ii)(B) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied;

(ii) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company shall have materially breached or failed to perform any of its obligations set forth in Section 5.2(a) or Section 5.3(b); or

(iii) if at any time before the Parent Shareholder Approval is obtained, in order to accept a Parent Superior Proposal (A) Parent shall have simultaneously with the termination of this Agreement entered into an Alternative Acquisition Agreement with respect to a Parent Superior Proposal, (B) the Parent Board has complied, in all non-de minimis respects, with its obligations under Section 5.2(b) in respect of such Parent Superior Proposal (including the notice provisions thereof), and (C) Parent has paid, prior to or simultaneously with the termination of this Agreement, the Parent Termination Fee due under Section 7.3(c) that is payable if this Agreement is terminated pursuant to this Section 7.1(c)(iii).

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2(b) or Section 5.3(c), as to which Section 7.1(d)(ii)(B) will apply), or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied;

(ii) if (A) a Parent Adverse Recommendation Change shall have occurred or (B) Parent shall have breached or failed to perform any of its obligations set forth in Section 5.2(b) or Section 5.3(c); or

(iii) if at any time before the Company Stockholder Approval is obtained, in order to accept a Company Superior Proposal, (A) the Company shall have simultaneously with the termination of this Agreement entered into an Alternative Acquisition Agreement with respect to a Company Superior Proposal that did not result from a breach of Section 5.2, (B) the Company Board has complied, in all non-de minimis respects, with its obligations under Section 5.2(a) in respect of such Company Superior Proposal (including the notice provisions thereof), and (C) the Company has paid, prior to or simultaneously with the termination of this Agreement, the Company Termination Fee due under Section 7.3(b) that is payable if this Agreement is terminated pursuant to this Section 7.1(d)(iii).

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, provided, that:

(a) the Confidentiality Agreement (as amended hereby) and the provisions of Section 3.28 and Section 4.22 (Brokers), Section 5.15 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) shall survive the termination hereof;

(b) the Company and Parent may have liability as provided in Section 7.3; and

(c) no such termination shall relieve any party from any liability or damages arising out of a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that (i) the expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company, and (ii) Parent shall pay all filing fees under the HSR Act and any other applicable Antitrust Laws in connection with the Merger.

(b) In the event that:

(i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) is made directly to the Company’s stockholders or is otherwise publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) (and such Company Acquisition Proposal or stated intention to make a Company Acquisition Proposal has not been publicly withdrawn prior to the date of the Company Stockholders Meeting (in the case of Section 7.1(b)(iii)) or prior to the date of such termination (in the case of Section 7.1(b)(i) or Section 7.1(c)(i))), and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Company Acquisition Proposal, or recommends or submits a Company Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Company Acquisition Proposal is consummated, which, in each case, need not be the same Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii);

then, in any such event, the Company shall pay to Parent a fee of $225,000,000 (the “Company Termination Fee”) less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Without limiting Section 7.2(c), if the Company Termination Fee or Parent Expenses become payable by, and are paid by, the Company, then such Company Termination Fee or Parent Expenses, as applicable, shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with the termination of this Agreement (other than Parent’s right, after having received the Parent Expenses, to receive the Company Termination Fee less the Parent Expenses in the circumstances expressly contemplated in this Section 7.3(b)), and in no event will Parent or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with the termination of this Agreement; provided, that the payment by the Company of the Company Termination Fee pursuant to this Section 7.3(b) or Parent Expenses pursuant to Section 7.3(d) shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(c) In the event that:

(i) (A) a Parent Acquisition Proposal (whether or not conditional) or intention to make a Parent Acquisition Proposal (whether or not conditional) is made directly to Parent’s shareholders or is otherwise publicly disclosed after the date of this Agreement, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) or by the Company pursuant to Section 7.1(d)(i) (and such Parent Acquisition Proposal or stated intention to make a Parent Acquisition Proposal has not been publicly withdrawn prior to the date of the Parent Shareholders Meeting (in the case of Section 7.1(b)(iv)) or prior to the date of such termination (in the case of Section 7.1(b)(i) or Section 7.1(d)(i))), and (C) within 12 months after the date of such termination, Parent enters into an agreement in respect of any Parent Acquisition Proposal, or recommends or submits a Parent Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Parent Acquisition Proposal is consummated, which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii);

then, in any such event, Parent shall pay to the Company a fee of $225,000,000 (the “Parent Termination Fee”) less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(e), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. If the Parent Termination Fee, Regulatory Failure Fee or Company Expenses become payable by, and are paid by, Parent, then such Parent Termination Fee, Regulatory Failure Fee or Company Expenses, as applicable, shall be the Company’s sole and exclusive remedy for damages against Parent and its Affiliates and its and their Representatives in connection with this Agreement (other than the Company’s right, after having received the Company Expenses, to receive the Parent Termination Fee less the Parent Expenses in the circumstances expressly contemplated in this Section 7.3(c)), and in no event will the Company or any other Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 7.3(c), the Regulatory Failure Fee pursuant to Section 7.3(f) or Company Expenses pursuant to Section 7.3(e) shall not relieve Parent from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(d) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent and its Affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and Merger Sub and their Affiliates) incurred by Parent, Merger Sub and their Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum amount of $50,000,000 (the “Expense Reimbursement Cap”); provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(d), (i) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section and (ii) shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(e) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iv) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(c)(i), then Parent shall reimburse the Company and its Affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Affiliates) incurred by the Company and its Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Company Expenses”), up to a maximum amount of the Expense Reimbursement Cap; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(e), (i) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c) or the Regulatory Failure Fee pursuant to Section 7.3(f), except to the extent indicated in such Sections and (ii) shall not relieve Parent from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.

(f) If this Agreement is terminated (i) by Parent or the Company (as applicable) pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) at a time when one or more of the conditions set forth in Section 6.1(b) or Section 6.1(c) were not satisfied or waived (other than any such conditions that have not been satisfied as a result of a breach of this Agreement by the Company that was the primary cause of, or the primary factor that resulted in, the failure of such conditions having been satisfied) and, in each case, at the time of such termination, all of the other conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have otherwise been satisfied or waived (other than those conditions (A) that by their nature are to be satisfied at the Closing, which would have been satisfied at the Closing had the Closing occurred at the time of such termination or (B) that have not been satisfied as a result of a breach of this Agreement by Parent or Merger Sub that was the primary cause of, or the primary factor that resulted in, the failure of such conditions having been satisfied), then Parent shall pay to the Company an amount equal to $325,000,000 (the “Regulatory Failure Fee”) less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(e). In no event shall the Company be entitled to receive both the Parent Termination Fee and the Regulatory Failure Fee.

(g) Payment of the Company Termination Fee, the Parent Termination Fee or the Regulatory Failure Fee, as applicable, shall be made by wire transfer of same-day funds to the accounts designated by Parent or the Company, as applicable, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) or a Parent Termination Fee payable pursuant to Section 7.3(c)(i), (ii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) in the case of a Regulatory Failure Fee payable pursuant to Section 7.3(f), (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by Parent pursuant to Section 7.1(c)(ii), (iv) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of termination by the Company pursuant to Section 7.1(d)(ii); and (v) prior to or simultaneously with the termination of this Agreement, in the case of termination by Parent pursuant to Section 7.1(c)(iii) or the Company pursuant to Section 7.1(d)(iii). Payment of the Parent Expenses shall be made by wire transfer of same-day funds to the accounts designated by Parent within two Business Days after the Company’s having been notified of the amounts thereof by Parent. Payment of the Company Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Company within two Business Days after Parent’s having been notified of the amounts thereof by the Company.

(h) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty. Accordingly, if the Company or Parent, as applicable, fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or the Company, as applicable, institutes any legal action to enforce this Agreement that results in a judgment against the other party for the amounts set forth in this Section 7.3, the Company or Parent, as applicable, shall pay to the other party its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such legal action, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption; provided, further, that after the Parent Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Parent without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption; provided, further, that after the Parent Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Parent without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, at the time of delivery (provided there is no automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:
Xylem Inc.
301 Water Street SE Washington, DC 20003
	Attention:	General Counsel
	E-mail:	Dorothy.Capers@xylem.com
General.Counsel@xylem.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 Attention: Saee Muzumdar E-mail: SMuzumdar@gibsondunn.com

(ii)	if to the Company, to:

Evoqua Water Technologies Corp. 210 Sixth Avenue Suite 3300 Pittsburgh, Pennsylvania 15222
	Attention:	General Counsel
	E-mail:	vincent.grieco@evoqua.com

with a copy (which shall not constitute notice) to:

Jones Day 500 Grant Street, Suite 4500 Pittsburgh, PA 15219
	Attention:	David Grubman
Dotun Obadina Zachary Brecheisen
	E-mail:	dgrubman@jonesday.com dobadina@jonesday.com zbrecheisen@jonesday.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and no less favorable in the aggregate to the Company or Parent, as applicable, than, those set forth in the Confidentiality Agreement (including any standstill agreement contained therein);

(b) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(c) “Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, the UK Bribery Act, and any similar Laws in any other jurisdiction in which either party or any of their respective Subsidiaries, or their respective agents and Representatives, conduct business;

(d) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(e) “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) Mar. 27, 2020), the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, IRS Notice 2020-65, the Consolidated Appropriations Act, 2021 and any related or successor legislation, guidance, rules and regulations promulgated thereunder relating to COVID-19;

(f) “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, concession or franchise, whether oral or written, including all amendments thereto;

(g) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(h) “COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associate epidemics, pandemic or disease outbreaks;

(i) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation by any Governmental Entity, including the U.S. Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19;

(j) “Foreign Investment Laws” means any Law intended to prohibit, restrict, or regulate acquisitions or investments in Persons organized, domiciled, or operating in a jurisdiction by foreign Persons;

(k) “Government Bid” means (i) any outstanding written bid, offer or proposal that, if accepted or successful, would reasonably be expected to result in a Government Contract and (ii) any written bid, offer or proposal that no longer remains outstanding but that did result in a Government Contract;

(l) “Government Contract” means any written Contract between the Company or any of its Subsidiaries, on the one hand, and any (i) Governmental Entity, (ii) prime contractor of a Governmental Entity in its capacity as a prime contractor or (iii) higher-tier subcontractor with respect to any contract of a type described in clause (i) or clause (ii), on the other hand. For the purpose of this definition, a task, delivery, work or purchase order under a Government Contract shall not constitute a separate Government Contract, and shall be considered part of the Government Contract to which it relates;

(m) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts and receivables securitization arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;

(n) “Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trademarks, service marks, trade dress, trade names, and other indicia of origin or source, all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof, and all goodwill associated with all of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (collectively, “Domain Names”), (iii) patents, patent applications and invention disclosures, including amendments, certificates of correction, counterparts, continuations, continuations-in-part, divisionals, extensions, non-provisionals, provisionals, reexaminations, reissues, renewals, reviews and substitutions thereof (collectively, “Patents”); (iv) published and unpublished works of authorship, copyrights therein and thereto, software (including source code, object code, development documentation, programming tools, drawings, specifications and data), and all registrations and applications for all of the foregoing, including all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”); (v) trade secrets, know-how, proprietary information, inventions, discoveries and ideas, including financial, business, scientific, technical, economic and engineering information, patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, codes, schematics, databases, drawings, models, methodologies, and customer lists, whether tangible or intangible and whether stored, compiled or memorialized physically, electronically, graphically, photographically or in writing (collectively, “Trade Secrets”); and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature;

(o) “knowledge” means, (i) in the case of the Company, the actual knowledge of the individuals set forth on Section 8.3(o)(i) of the Company Disclosure Letter, and (ii) in the case of Parent, the actual knowledge of the individuals set forth on Section 8.3(o)(ii) of the Parent Disclosure Letter;

(p) “Material Adverse Effect” as applied with respect to the Company or with respect to Parent, means any event, change, circumstance, occurrence, effect or state of facts that (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the applicable party or its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent the applicable party from consummating the Merger, or to delay the applicable party from consummating the Merger beyond the Outside Date; provided, however, that in the case of clause (i) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (A) changes or conditions generally affecting the industries in which the applicable party and its Subsidiaries operate, (B) changes or conditions in the economy or the financial, credit or securities markets, including changes in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes and effects resulting from any regulatory and political conditions or developments in general, (C) geopolitical conditions or changes that are the result of the outbreak, conduct or escalation of war, acts of terrorism, sabotage or cyber-intrusion, (D) any failure, in and of itself, by the applicable party or its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect if they are not otherwise excluded by this definition), (E) changes in Law or GAAP first proposed after the date hereof, (F) any change, in and of itself, in the market price or trading volume of the applicable party’s securities or in the credit rating of the applicable party or its Subsidiaries (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect if they are not otherwise excluded by this definition), (G) any epidemic, pandemic, disease outbreak (including the COVID-19 virus, any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement) or other public health crisis, public health event, or the worsening of any of the foregoing, or any hurricane, tornado, flood, fire, volcano, earthquake, or other natural or man-made disaster, calamity, crisis or disaster, (H) the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including any litigation, claim or proceeding arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement and the transactions contemplated hereby, or (I) the taking of any action expressly required by this Agreement (other than any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to

Section 5.1); provided, that, with respect to clauses (A), (B) (C), (E) and (G), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the applicable party and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the applicable party and its Subsidiaries operate;

(q) “Permitted Liens” means, with respect to any Person, (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of such Person and its Subsidiaries as currently conducted and that arise in the ordinary course of business consistent with past practice, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the continued ownership, use or occupancy of the assets of such Person and its Subsidiaries to which such Liens relate, (iv) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty, (v) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such leased real property, (vi) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business, (vii) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record, (viii) Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially impair the continued use of owned or leased real property as currently operated and (ix) any other Liens that will be released on or prior to the Closing Date;

(r) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(s) “Personal Information” means any information defined as “personal data,” “personally identifiable information,” “personal information,” any substantial equivalent of these terms, or other data regulated under applicable Privacy Laws;

(t) “Privacy Requirements” means, in each case as they relate to data privacy, data or cybersecurity, data protection, breach notification, data localization, sending solicited or unsolicited electronic mail and text messages, cookies, trackers and collection, processing, transfer, disclosure, sharing, storing, security and use of Personal Information, (i) all Laws, including the European General Data Protection Regulation of April 27, 2016 (Regulation (EU) 2016/679) and any implementing or equivalent national Laws (collectively, the “GDPR”), the UK Data Protection Act 2018 and the GDPR as incorporated into UK law pursuant to the European Union (Withdrawal) Act 2018, the Personal Information Protection Law of the People’s Republic of China, the Privacy Act 1988, the Personal Information Protection and Electronic Documents Act, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, and the New York SHIELD Act (collectively, “Privacy Laws”); (ii) all published guidelines by Governmental Entities charged with enforcement or interpretation of Laws; (iii) reputable industry practice, standards, self-governing rules and policies, including the Payment Card Industry Data Security Standard; (iv) all contractual obligations binding upon the Company or any of its Subsidiaries; and (v) the Company’s and its Subsidiaries’ own policies and procedures;

(u) “Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act;

(v) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

(w) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof;

(x) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any Tax Agreement or any other express or implied agreement to indemnify any other Person; and

(y) “Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 8.5 Entire Agreement; No Other Representations.

(a) This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

(b) Without limiting the generality of Section 8.5(a), except for the representations and warranties expressly contained in Article III or any certificate delivered by the Company hereunder or as set forth in the Company SEC Documents: (i) Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent or Merger Sub or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent’s and Merger Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Subsidiaries, any of their respective Representatives, or any other matter, and that no Representative of the Company or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Subsidiaries, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding and none of Parent, Merger Sub or any of their respective Representatives has relied on, (x) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Merger Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business and operations of the Company or any of its Subsidiaries or (y) oral or written information made available to Parent, Merger Sub or their respective Representatives in the course of their due diligence investigation of the Company and its Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c) Without limiting the generality of Section 8.5(a), except for the representations and warranties expressly contained in Article IV or any certificate delivered by Parent or Merger Sub hereunder or as set forth in the Parent SEC Documents: (i) the Company acknowledges and agrees that Parent and Merger Sub have not made and are not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company or any of its Representatives are relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent or any of its Subsidiaries, any of their respective Representatives, or any other matter, and that no Representative of Parent or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding Parent, any of its Subsidiaries, Merger Sub or any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, the Company acknowledges and agrees that Parent and Merger Sub have not made and are not making any representations or warranties whatsoever regarding, and none of the Company or its Representatives has relied on, (x) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to its Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, any of its Subsidiaries or Merger Sub or the future business and operations of Parent, any of its Subsidiaries or Merger Sub or (y) oral or written information made available to the Company or its Representatives in the course of their due diligence investigation of Parent, its Subsidiaries and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as expressly provided in Section 5.8.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, except that matters exclusively relating to the duties of the Parent Board shall be subject to the IBCL.

Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement after the Effective Time, to any Person. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, in addition to any other remedy to which such party is entitled at law or in equity, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Facsimile or .pdf Signature . This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

XYLEM INC.

By:	/s/ Patrick Decker
Name: Patrick Decker
Title: President and Chief Executive Officer

FORE MERGER SUB, INC.

By:	/s/ Matthew Pine
Name: Matthew Pine
Title: President

EVOQUA WATER TECHNOLOGIES CORP.

By:	/s/ Ron C. Keating
Name: Ron C. Keating
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

Xylem Inc.

301 Water Street SE, Suite 200

Washington, DC 20003

Tel +1.202.869.9150

NEWS RELEASE

Contacts:

Media Houston Spencer +1 (914) 323-5723 Houston.Spencer@xylem.com	Investors Andrea van der Berg +1 (914) 260-8612 Andrea.vanderBerg@xylem.com

Xylem To Acquire Evoqua in $7.5 Billion All-Stock Transaction

•	Creates Transformative Platform to Address World’s Most Critical Water Challenges

•	Extends Leadership in Water Technologies, Solutions and Services with Strong Positions in Resilient, Attractive and Growing Markets

•	$7 Billion in Combined Revenues with Compelling New Growth Opportunities

•	Annual Run Rate Cost Synergies of $140 Million Expected to be Achieved within Three Years

WASHINGTON, DC, (January 23, 2023) – Xylem Inc. (NYSE: XYL), a leading global water technology company (“Xylem”), and Evoqua (NYSE: AQUA), a leader in mission-critical water treatment solutions and services, today announced they have entered into a definitive agreement under which Xylem will acquire Evoqua in an all-stock transaction that reflects an implied enterprise value of approximately $7.5 billion.

As water risks rise in global importance, this transaction unites two companies with a shared focus on solving the world’s water challenges by addressing customers’ and communities’ most critical needs. Building on Xylem’s global leadership in water solutions and Evoqua’s leadership in advanced treatment solutions and services, the combined company will be uniquely positioned to develop and deliver an even more comprehensive offering of innovative solutions.

Evoqua, a leader in North America water treatment, complements Xylem’s distinctive portfolio of solutions with advanced water and wastewater treatment capabilities, a powerful and extensive network of service professionals and access to a number of attractive industrial markets with resilient, recurring revenue streams. Evoqua’s solutions, including digitally enabled offerings, optimize and outsource mission-critical water treatment systems for customers in high-growth sectors such as life sciences, microelectronics, power and food and beverage. In addition, Evoqua is a leader in the remediation of emerging contaminants, including PFAS.

Xylem and Evoqua generated over $7 billion in combined revenue in the 12-month period ending September 30, 2022, with $1.2 billion in adjusted EBITDA. The combination unlocks compelling new growth opportunities and is expected to deliver run-rate cost synergies of $140 million within three years, driven by scale efficiencies in procurement, network optimization and corporate costs. In addition, the transaction allows Xylem to maintain its strong balance sheet, which provides the combined company with significant strategic flexibility and optionality.

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“Solving the world’s water challenges has never been more urgent. Our acquisition of Evoqua creates a transformative global platform to address water scarcity, affordability and resilience at even greater scale,” said Patrick Decker, President and CEO of Xylem. “The combined company delivers an unparalleled portfolio of advanced technologies, integrated services and application expertise across the water cycle.”

“Together, our complementary businesses will be even more strongly positioned to help our customers and communities tackle their most challenging water needs,” continued Decker. “We are excited about building the world’s most powerful platform for solving water alongside our Evoqua colleagues.”

“Joining forces with Xylem is an exciting opportunity for Evoqua and for our team members. This combination provides a platform to leverage our combined strengths and increase our impact to better address the most pressing and increasingly complex global water challenges,” said Ron Keating, Evoqua’s President and CEO. “I am incredibly proud of what our team at Evoqua has achieved to date, providing mission-critical water treatment solutions to the market and for our customers. Along the way, we have earned a reputation for quality, safety and reliability around the world. Together with Xylem, we will drive innovation on a larger scale for our customers, positioning us to create even more value for our stakeholders.”

Transaction Details

Evoqua shareholders will receive 0.480 shares of Xylem for each Evoqua share, representing a value of $52.89 per share or a 29 percent premium based on Xylem and Evoqua closing prices as of January 20, 2023.

The transaction, which is anticipated to close in mid-2023, is subject to approval by shareholders of Xylem and Evoqua, the receipt of required regulatory approvals and other customary closing conditions.

Upon closing, Xylem shareholders will own approximately 75 percent and Evoqua shareholders will own approximately 25 percent of the combined company on a fully diluted basis.

Following the closing, the combined company will continue to be led by Patrick Decker, Xylem’s President and CEO. Two current members of the board of directors of Evoqua are expected to join Xylem’s board of directors.

Advisors

Lazard and Guggenheim Securities served as financial advisors and Gibson, Dunn & Crutcher LLP served as legal advisor to Xylem. Goldman Sachs & Co. LLC and BofA Securities served as financial advisors and Jones Day served as legal advisor to Evoqua.

Conference Call Details

At 9:00 a.m. (ET), Xylem’s senior management team and Evoqua’s CEO will host a conference call with investors.

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The call can be accessed by calling +1 (800) 267-6316 (US) or +1 (203) 518-9783 (INTL) (ID #XYL0123) or by visiting Investors Events | Xylem US.

A replay of the briefing will be available on Investors Events | Xylem US and via telephone from January 23, 2023, 1:00 p.m. (ET) until January 30, 2023 at 11:59 p.m. (ET). The telephone replay will be available at +1 (800) 839-6975 or +1 (402) 220-6061.

About Xylem

Xylem (XYL) is a leading global water technology company committed to solving critical water and infrastructure challenges with innovation. Our 17,000 diverse employees delivered revenue of $5.2 billion in 2021. We are creating a more sustainable world by enabling our customers to optimize water and resource management and helping communities in more than 150 countries become water-secure. Join us at www.xylem.com.

About Evoqua

Evoqua is a leading provider of mission critical water and wastewater treatment solutions, offering a broad portfolio of products, services and expertise to support industrial, municipal and recreational customers who value water. Evoqua has worked to protect water, the environment and its employees for more than 100 years, earning a reputation for quality, safety and reliability around the world. Headquartered in Pittsburgh, PA the company operates in more than 150 locations across nine countries. Serving more than 38,000 customers and 200,000 installations worldwide, our employees are united by a common purpose: Transforming Water. Enriching Life®. To learn more, visit www.evoqua.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies

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expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this press release are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was

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filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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